Exhibit (d)

DESCRIPTION OF
THE REPUBLIC OF ITALY

December 31, 2003

INCORPORATION OF DOCUMENTS BY REFERENCE

     This document is the Republic of Italy’s Annual Report on Form 18-K/A (“Annual Report”) under the U.S. Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003. All amendments to the Annual Report filed by The Republic of Italy on Form 18-K/A following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

     Except as otherwise specified, all amounts are expressed in euro (“euro”). With the implementation of the third stage of European Economic and Monetary Union on January 1, 1999, the exchange rate between the euro and lire was irrevocably fixed at Lit. 1,936.27 per €1.00. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire. Prior to 1999, however, the exchange note of the lira (“lira” or “lire”) against other euro constituent currencies was subject to market fluctuation. See “Monetary Policy — Exchange Rates and Exchange Rate Policy” for certain information concerning the exchange rate of the lira and euro against the U.S. dollar. We make no representation that the euro amounts referred to in this Annual Report could have been converted into U.S. dollars at any particular rate.

Defined terms and conventions.

     We use terms in this Annual Report that may not be familiar to you. These terms are commonly used to refer to economic concepts that are discussed in this Annual Report. Set forth below are some of the terms used in this Annual Report.

•	Gross domestic product or GDP means the total value of products and services produced inside a country during the relevant period.

•	Gross national product or GNP means GDP plus income earned by a country’s nationals from products produced, services rendered and capital invested outside the home country, less income earned inside the home country by non-nationals.

•	Imports and Exports. Imports are goods brought into a country from a foreign country for trade or sale. Exports are goods taken out of a country for trade or sale abroad. Data on imports and exports included in this Annual Report are derived from customs documents for non-European Union countries and data supplied by other member states of the European Union.

•	The unemployment rate is calculated as the ratio of the members of the labor force who register with local employment agencies as being unemployed to the total labor force. “Labor force” means people employed and people over the age of 15 looking for a job. The reference population used to calculate the Italian labor force in this Annual Report consists of all household members present and resident in Italy and registered with local authorities.

•	The inflation rate is measured by the year-on-year percentage change in the general retail price index, unless otherwise specified. The general retail price index is calculated on a weighted basket of consumer goods and industrial products using a monthly averaging method. Year-on-year rates are calculated by comparing the average of the twelve monthly indices for the later period against the average of the twelve monthly indices for the prior period.

•	Net borrowing, or budget deficit, is consolidated revenues minus consolidated expenditures of the general government. This is the principal measure of fiscal balance for countries participating in the European Economic and Monetary Union and is calculated in accordance with European Union accounting requirements.

•	Primary balance, is net borrowing less interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

     Unless otherwise indicated, we have expressed:

•	all annual rates of growth as average annual compounded rates;

•	all rates of growth or percentage changes in financial data in constant prices adjusted for inflation; and

•	all financial data in current prices.

Information Sources

     The source for most of the financial and demographic statistics for Italy included in this Annual Report is Istituto Nazionale di Statistica, or ISTAT, a government entity established to provide comprehensive information used for European comparisons, and elaborations on such data and other data published in the Annual Report of the Bank of Italy (Banca d’Italia) dated May 31, 2004. We also include in this Annual Report information published by the Organization for Economic Co-operation and Development, or OECD, the Statistical Office of the European Communities, or Eurostat, particularly in connection with comparative data. Certain other financial and statistical information contained in this Annual Report has been derived from official Italian government sources, including the 2005-2008 Program Document (Documento di Programmazione Economica e Finanziaria) and the 2004 Stability and Growth Program (Programma di Stabilitá dell’Italia — Aggiornamento Novembre 2004). In this Annual Report we have substituted statistical data published by ISTAT for equivalent information derived from Bank of Italy sources that was published in earlier filings we have prepared.

Revised National Accounts

     In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. The general government revenues, expenditure and debt figures in this Annual Report from and including 1999 have been restated and are in accordance with, and reflect the changes introduced by the adoption of ESA95 and differ from data published in filings with the U.S. Securities and Exchange Commission before January 2001. See “Public Finance — Accounting Treatment — Revised National Accounts.”

     All references herein to “Italy” or the “Republic” are to The Republic of Italy, all references herein to the “Government” are to the central Government of The Republic of Italy and all references to the “general government” are collectively to the central Government and local government sectors and social security funds (those institutions whose principal activity is to provide social benefits), but exclude government owned corporations. In addition, all references herein to the “Treasury” or the “Ministry of the Treasury” or the “Ministry of Economy and Finance” or the “Ministry” are interchangeable and refer to the same entity. The Treasury changed its name to The Ministry of Economy and Finance on May 13, 2001.

SUMMARY INFORMATION

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this document.

     Gross Domestic Product: The economy of the Republic of Italy, as measured by 2003 gross domestic product, is the sixth largest in the world, according to OECD data published in August 2004. Italy has experienced real GDP growth in each of the last five years, with real GDP growth of 0.3 per cent in 2003, down from 0.4 per cent in 2002 and 1.8 per cent in 2001. Italy’s slowing economic growth during the three year period to December 31, 2003 is attributable to several external factors, including a slowdown in the global and U.S. economies, the volatility of financial markets and the continued loss of competitiveness of Italian products due to unfavorable exchange rates, as well as structural medium- and long- term internal factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets.

     The European Economic and Monetary Union: Italy is a signatory of the Treaty of European Union of 1992, also known as the “Maastricht Treaty”, which established the European Economic and Monetary Union, or EMU, culminating in the introduction of a single currency. Eleven member countries, including Italy, met the budget deficit, inflation, exchange rate and interest rate requirements of the Maastricht Treaty and were included in the first group of countries to join the EMU on January 1, 1999. On that date conversion from their old national currencies into the euro was irrevocably fixed and the euro became legal tender. On January 4, 1999 the noon buying rate for the euro, as reported by the European Central Bank (the “Noon Buying Rate”) was €1 for US$1.1812. Since that date initially, the euro depreciated against the dollar, reaching a low of €1 for $0.8270 on October 25, 2000 and thereafter progressively appreciated against the dollar. On February 28, 2005, the Noon Buying Rate was €1 for $1,326. The euro was introduced in physical form in the countries participating in the EMU on January 1, 2002 and replaced national notes and coins entirely on February 28, 2002.

     Foreign Trade: Over half of Italy’s exports and imports involve other European Union countries. Italy’s main exports are manufactured goods, including industrial machinery, office machinery, automobiles, clothing, shoes and textiles. Since 2000, Italy has recorded current account deficits each year. This was principally due to increased competition from developing countries in South-East Asia, the depreciation of currencies in Asia and unfavorable exchange rates in 2002 and 2003.

     Inflation: In 2003, consumer price inflation decreased in the countries in the euro area to 2.1 per cent, compared to 2.3 per cent in 2002. Consumer price inflation in Italy increased to 2.8 per cent in 2003, from 2.6 per cent in 2002.

     Public Finance: Italy historically has experienced substantial budget deficits and high public debt. Countries participating in the EMU are required to reduce “excessive deficits”, adopting budgetary balance as a medium-term objective, and to reduce public debt. Despite increases in social security benefit payments and pension payments, Italy met targets for net borrowing reduction in 1999 and 2000 by introducing tax reform legislation and improving its tax management system and has maintained net borrowing as a percentage of GDP below the 3.0 per cent reference rate imposed by the Maastricht Treaty since 1998, largely as a result of extraordinary one-off measures such as the sale of UMTS licenses in 2000, the disposals of state-owned real estate in 2001 and 2002 and a tax amnesty implemented in 2003. Italy’s public debt as a percentage of GDP declined from 115.5 per cent in 1999 to 106.2 per cent in 2003, due primarily to the repayment of debt with proceeds from Italy’s privatization and real-estate disposal programs.

     Privatization Activities: Since 1994, the Treasury has carried out a number of privatizations in the financial institutions sector, the telecommunications sector and the energy sector. From 1994 to date, the Treasury’s privatization program generated proceeds of approximately €135 billion, making the Italian privatization program one of the largest and most successful privatization programs in Europe. Proceeds from privatizations in the three years to December 31, 2003 were the low by comparison to previous years. Italy slowed down the pace of its privatizations due to the volatility of financial markets and the slowdown of the global and U.S. economies. In its 2005-2008 Program Document, Italy announced it would take steps to accelerate the pace at which it is reducing public debt as a percentage of GDP through further privatizations of State-owned assets.

     The Italian Political System: Italy is a democratic republic. The Government operates under a Constitution that provides for a division of powers among Parliament, the executive branch and the judiciary. Parliament comprises a Senate and a Chamber of Deputies. The executive branch consists of a Council of Ministers selected and headed by a Prime Minister. The Prime Minister is appointed by the President of the Republic and his government is confirmed by Parliament. Following the general Parliamentary elections held on May 13, 2001, the Casa delle Libertà, the center-right coalition led by Mr. Silvio Berlusconi, obtained a majority in both the Chamber of Deputies and in the Senate. As a result, President Carlo Azeglio Ciampi appointed Mr. Berlusconi as Prime Minister. The new government was sworn in on June 11, 2001. The newly formed government subsequently received a vote of confidence by a majority of Parliament. Italy is a civil law jurisdiction, with judicial power vested in ordinary courts, administrative courts and courts of accounts.

REPUBLIC OF ITALY

Area and Population

     Geography. The Republic of Italy is situated in south central Europe on a peninsula approximately 1,120 kilometers (696 miles) long, and includes the islands of Sicily and Sardinia in the Mediterranean Sea and numerous smaller islands. To the north, Italy borders on France, Switzerland, Austria and Slovenia along the Alps, and to the east, west and south it is surrounded by the Mediterranean Sea. Its total area is approximately 301,300 square kilometers (116,336 square miles), and it has 7,375 kilometers (4,582 miles) of coastline. The independent States of San Marino and Vatican City, whose combined area is approximately 61 square kilometers (24 square miles), are located within the same geographic area. The Apennine Mountains running along the peninsula and the Alps north of the peninsula give much of Italy a rugged terrain.

     Population. As of December 31, 2003, Italy’s population was estimated to be approximately 57.9 million, accounting for approximately 12.8 per cent of the European Union, or EU, population (including the 10 member states that joined on May 1, 2004). Italy is the fourth most populated country in the European Union after Germany, France and the United Kingdom. According to 2002 ISTAT data, the eight regions in the southern part of the peninsula including Sicily and Sardinia, known as the “Mezzogiorno”, have a population of approximately 20.7 million. Northern and central Italy have a population of approximately 26.0 million and 11.1 million, respectively. The breakdown of the resident population by age group at the end of 2001 was as follows:

• under 20	19.6%
• 20 to 39	30.0%
• 40 to 59	26.1%
• 60 and over	24.3%

Source: ISTAT (2001)

     Since 1993 the number of deaths in Italy exceeded the number of births. Italy’s fertility rate is one of the lowest in the world, while life expectancy for Italians is among the highest in the world. Because population growth has been low in recent years, the average age of the population is increasing. Based on 2002 ISTAT data, population density is approximately 189.1 persons per square kilometer.

     Rome, the capital and largest city, is situated near the western coast approximately halfway down the peninsula, and had a population of 2.5 million in 2003. The next largest cities are Milan, with a population of 1.3 million, Naples, with 1.0 million, and Turin, with 0.9 million. According to the 2001 census, approximately 44.2 per cent of Italy’s population lives in urban areas.

     Like other EU countries, Italy has experienced significant immigration in recent years, particularly from North Africa and Eastern European countries. According to ISTAT data, at January 1, 2001 there were approximately 1.5 million foreigners holding permits to live in Italy, a 15.3 per cent increase from 2000. Approximately 90 per cent of these were from outside of the European Union. However, it is estimated that approximately 86 per cent of the foreigners living in Italy do so illegally. Immigration legislation has been the subject of intense political debate since the early 1990s. Italy tightened its immigration laws in March 1998 and initiated bilateral agreements with several countries for cooperation in identifying illegal immigrants. Additional measures to further tighten immigration laws were introduced by the Italian government in early 2002, as was the trend across most of the European Union, in an attempt to control the increase of illegal immigrants. In addition in 2002, the Italian government introduced measures aimed regularizing the position of illegal immigrants. Largely as a result of the registration of illegal immigrants, Italy experienced a 0.6 million growth in population in 2003.

Government and Political Parties

     Italy was originally a loose-knit collection of city-states, most of which united into one Kingdom in 1861. It has been a democratic republic since 1946. The Government operates under a Constitution, originally adopted in 1948, that provides for a division of powers among the legislative, executive and judicial branches.

     The Legislative Branch. Parliament consists of a Chamber of Deputies, with 630 elected members, and a Senate, with 315 elected members and a small number of life Senators, consisting of former Presidents of the Republic and prominent individuals appointed by the President. The Chamber of Deputies and the Senate equally share and have substantially the same legislative power. Any statute must be approved by both assemblies before being enacted. Except for life Senators, members of Parliament are elected for five years by direct universal adult suffrage, although elections have been held more frequently in the past because the instability of multi-party coalitions has led to premature dissolutions of Parliament.

     The Executive Branch. The head of State is the President, elected for a seven-year term by an electoral college that includes the members of Parliament and 58 regional delegates. The current President, Carlo Azeglio Ciampi, was elected in May 1999. The President has the power to appoint the Prime Minister and to dissolve Parliament. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, to call general elections and to command the armed forces. The President nominates and Parliament confirms the Prime Minister, who is the effective head of Government. The Council of Ministers is appointed by the President on the Prime Minister’s advice. The Prime Minister and Council of Ministers are responsible to both houses of Parliament and must resign if Parliament passes a vote of no confidence in the administration.

     The Judicial Branch. Italy is a civil law jurisdiction. Judicial power is vested in ordinary courts, administrative courts and courts of accounts. The highest ordinary court is the Corte di Cassazione in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hear claims against the State and local entities, is the Consiglio di Stato in Rome. The Corte dei Conti in Rome supervises the preparation of, and adjudicates, the State budget of Italy. There is also a Constitutional Court (Corte Costituzionale) that does not exercise general judicial powers, but adjudicates conflicts among the other branches of government and determines the constitutionality of statutes. Criminal matters are within the jurisdiction of the criminal law divisions of ordinary courts, which consist of magistrates who either act as judges in criminal trials or are responsible for investigating and prosecuting criminal cases.

     Political Parties. The main political parties are grouped into two opposing coalitions: the Ulivo and the Casa delle Libertà. The Ulivo coalition was created by former Prime Minister Romano Prodi in 1995 to combine centrist and leftist forces. The Ulivo coalition currently consists of the Democratici di Sinistra, the largest political party representing Italy’s moderate leftist forces and numerous smaller political parties including center-left and leftist forces. The Casa delle Libertà was created in 1994 to combine center-right and right forces and currently consists of Forza Italia, the center-right political party led by Mr. Silvio Berlusconi, Alleanza Nazionale, representing the right led by Mr. Gianfranco Fini, the Lega Nord, the federalist party led by Mr. Umberto Bossi and other smaller political parties. Rifondazione Comunista, the communist party, is led by Mr. Fausto Bertinotti and is not allied with Ulivo.

     Elections. Except for a brief period, no one party has been able to command an overall majority in Parliament, and, as a result, Italy has a long history of weak coalition governments. In 1993, Parliament adopted a partial “first past the post” voting system for the election of 75 per cent of the members of both the Senate and the Chamber of Deputies. Under this system, the candidate receiving the largest number of votes in a single district wins. The remaining 25 per cent are elected through a proportional representation system. In the Chamber of Deputies, only parties that receive 4 per cent of the total vote on a nationwide basis are eligible for the seats elected by proportional representation. These modifications of the voting system have resulted in a significantly smaller number of Parliamentary seats held by parties with relatively small shares of the popular vote. Historically, however, government stability has depended on the larger parties’ coalitions with smaller parties.

     Following the general elections held on May 13, 2001, the Casa delle Libertà obtained a majority in Parliament and Mr. Berlusconi was appointed to form a new Government, which was sworn in on June 11, 2001.

     Political Regions. Italy is divided into 20 regions containing 103 provinces. The Italian Constitution reserves certain functions, including police services, education and other local services, to the regional and local governments. Following a Constitutional reform passed by Parliament in 2001, additional legislative and executive powers were transferred to the regions. Legislative competence that historically had belonged exclusively to Parliament was transferred in certain areas (including, foreign trade, health and safety, ports and airports, transport network and energy production and distribution) to a regime of shared responsibility whereby the national government promulgates legislation defining fundamental principles and the regions promulgate implementing legislation. Furthermore, in all areas that are not either subject to exclusive competence of Parliament or in a regime of shared responsibility between Parliament and the regions, exclusive regional competence will be conferred upon request of the relevant region, subject to Parliamentary approval. In addition, in accordance with this devolution program, regions have been granted the right to levy local taxes and collect national taxes referable to their territory. A portion of these national taxes will continue to accrue to a national fund to be divided among regions according to their needs.

     The Italian Constitution grants special status to five regions (Sicily, Sardinia, Trentino-Alto Adige, Friuli-Venezia Giulia and Valle d’Aosta) providing them with additional legislative and executive powers.

     Referenda. An important feature of Italy’s Constitution is the right to hold a referendum to abrogate laws passed by Parliament. Upon approval, a referendum has the legal effect of automatically annulling legislation to which it relates. Exceptions to this right are matters relating to taxation, as well as the State budget, the ratification of international treaties and judicial amnesties. A referendum can be held at the request of 500,000 signatories or five regional councils. In order for a referendum to be approved, a majority of the Italian voting population must vote in the referendum and a majority of such voters must vote in favor of the referendum.

The European Union

     Italy is a founding member of the European Economic Community, which now forms part of the European Union. Italy is one of the 25 current members of the EU together with Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom, together with the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, the Slovak Republic, Slovenia, Cyprus and Malta, which joined the European Union on May 1, 2004. Together, these countries had a population of approximately 454 million at the end of 2003.

     The European Union is currently negotiating the terms and conditions of accession to the EU of four candidate countries: Bulgaria, Croatia, Romania and Turkey. Bulgaria and Romania are currently scheduled to join the EU in 2007.

     The EU member states have agreed to delegate sovereignty for certain matters to independent institutions that represent the interests of the union as a whole, its member states and its citizens. Set forth below is a summary description of the main EU institutions and their role in the European Union.

     The Council of the EU. The Council of the EU, or the Council, is the EU’s main decision-making body. It meets in different compositions by bringing together on a regular basis ministers of the member states to decide on matters such as foreign affairs, finance, education and telecommunications. When the Council meets to address economic and financial affairs it is referred to as ECOFIN. The Council mainly exercises, together with the European Parliament, the European Union’s legislative function and promulgates:

•	regulations, which are EU laws directly applicable in member states;

•	directives, which set forth guidelines that member states are required to enact by promulgating national laws; and

•	decisions, through which the Council implements EU policies.

     The Council also coordinates the broad economic policies of the member states and concludes, on behalf of the EU, international agreements with one or more States or international organizations. In addition, the Council:

•	shares budgetary authority with Parliament;

•	takes the decisions necessary for framing and implementing the common foreign and security policy; and

•	coordinates the activities of member states and adopts measures in the field of police and judicial cooperation in criminal matters.

     Decisions of the Council are taken by vote. Each Member State’s voting power is largely based on the size of its population. The following are the number of votes each Member State can cast:

•	Germany, France, Italy and the United Kingdom will each have 29 votes;

•	Spain and Poland will each have 27 votes;

•	the Netherlands will have 13 votes;

•	Belgium, the Czech Republic, Greece, Hungary and Portugal will each have 12 votes;

•	Austria and Sweden will each have 10 votes;

•	Denmark, Ireland, Lithuania, Slovakia and Finland will each have 7 votes;

•	Cyprus, Estonia, Latvia, Luxembourg and Slovenia will each have 4 votes; and

•	Malta will have 3 votes.

     Generally decisions of the Council are taken by qualified majority, which is achieved if:

•	a majority of member states (in certain cases, a two-thirds majority of member states) approve the decision; and

•	a number of votes representing at least 72.3% of all votes is cast in favor of the decision.

     The European Parliament. The European Parliament is elected every five years by direct universal suffrage. The European Parliament has three essential functions:

•	it shares with the Council the power to adopt directives, regulations and decisions.

•	it shares budgetary authority with the Council, and can therefore influence EU spending.

•	it approves the nomination of EU Commissioners, has the right to censure the EU Commission and exercises political supervision over all the EU institutions.

     Each member state is allocated the following number of seats in Parliament:

	1999-2004	2004-2007
Austria	21	18
Belgium	25	24
Cyprus	—	6
Czech Republic	—	24
Denmark	16	14
Estonia	—	6
Finland	16	14
France	87	78
Germany	99	99
Greece	25	24
Hungary	—	24
Ireland	15	13
Italy	87	78
Latvia	—	9
Lithuania	—	13
Luxembourg	6	6
Malta	—	5
Netherlands	31	27
Poland	—	54
Portugal	25	24
Slovakia	—	14
Slovenia	—	7
Spain	64	54
Sweden	22	19
United Kingdom	87	78
Total	626	732

     The European Commission. The European Commission traditionally upholds the interests of the EU as a whole and has the right to initiate draft legislation by presenting legislative proposals to the European Parliament and Council. Currently, the European Commission consists of 25 members, one appointed by each member state for five year terms.

     Court of Justice. The Court of Justice ensures that Community law is uniformly interpreted and effectively applied. It has jurisdiction in disputes involving member states, EU institutions, businesses and individuals. A Court of First Instance has been attached to it since 1989.

     Other Institutions. Other institutions that play a significant role in the European Union are:

•	the European Central Bank, which is responsible for defining and implementing a single monetary policy in the euro area;

•	the Court of Auditors, which checks that all the Union’s revenue has been received and that all its expenditures have been incurred in a lawful and regular manner and oversees the financial management of the EU budget; and

•	the European Investment Bank, which is the European Union’s financial institution, supporting the EU objectives by providing long-term finance for specific capital projects.

Membership of International Organizations

     Italy is also a member of the North Atlantic Treaty Organization (NATO), as well as many other regional and international organizations, including the United Nations and many of its affiliated agencies. Italy is one of the Group of Eight (G-8) industrialized nations, together with the United States, Japan, Germany, France, the United Kingdom, Canada and Russia and a member of the Organization for Economic Co-operation and Development (OECD), the World Trade Organization (WTO), the International Monetary Fund (IMF), the International Bank for Reconstruction and Development (World Bank), the European Bank for Reconstruction and Development (EBRD) and other regional development banks.

THE ITALIAN ECONOMY

General

     According to OECD data published in August 2004, the economy of Italy, as measured by 2003 GDP, is the sixth largest in the world, after the United States, Japan, Germany, the United Kingdom and France.

     The Italian economy developed rapidly in the period following World War II as large-scale, technologically advanced industries flourished along with more traditional agricultural and industrial enterprises. Between 1960 and 1974, Italian GDP, adjusted for changes in prices, or “real GDP”, grew by an average of 5.2 per cent per year. As a result of the 1973-74 oil price shocks and the accompanying worldwide recession, output declined by 2.1 per cent in 1975, but between 1976 and 1980 real GDP again grew by an average rate of approximately 4 per cent per year. During this period, however, the economy experienced higher inflation, driven in part by wage inflation and high levels of borrowing by the Government. For the 1980s as a whole, real GDP growth in Italy averaged 2.4 per cent per year, compared with 2.2 per cent per year for the European Union.

     The 1990s marked Italy’s period of slowest economic growth since World War II. From 1989 to mid-1992, domestic consumption and productivity growth remained high compared with most European economies, but Italy’s relatively high inflation rate, coupled with persistently high unit labor costs and the strength of the lira, significantly reduced Italian competitiveness and increased import penetration. The combination of an economic slowdown experienced throughout the European Union and high interest rates affected Italy’s real GDP growth in 1992 and 1993. Tighter fiscal policy, which followed the lira’s suspension from the Exchange Rate Mechanism in September 1992, led Italy’s economy into recession and, in 1993, real GDP decreased by 0.9 per cent. The economy recovered in 1994 primarily as a result of an increase in exports resulting largely from the depreciation of the lira. The recovery continued in 1995, fueled by additional investment in the manufacturing sector. Expansion after 1995 continued at a more modest pace, with Italy’s GDP growth rate lagging behind those of other major European countries. Italy’s GDP grew by an average of 1.6 per cent per year during the period 1996 through 1999, compared to 2.3 per cent in the 12 country euro zone during the same period.

     The table below shows the annual percentage change in real GDP growth for Italy and the countries participating in the EMU, including Italy, for the period 1994 through 2003.

Annual Per Cent Change in Real GDP

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Italy	2.2	2.9	1.1	2.0	1.8	1.6	3.0	1.8	0.4	0.3
euro area(1)	2.4	2.2	1.4	2.3	2.9	2.7	3.5	1.4	0.8	0.4

(1)	The euro area represents the 12 countries participating in the EMU.

Source: Annual Report of the Bank of Italy (May 2004) for the year ended December 31, 2003.

     The growth gap between other European countries and Italy since the mid 1990s reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. The effects of these factors were aggravated by the crisis in the emerging markets of South-east Asia, the increasing mobility of capital, the reduction of barriers to international competition and the reduction of subsidies for national industries.

     Italy’s real GDP growth rate increased in the second half of 1999 and in 2000 due to improving exports, industrial production and growing domestic demand. The decrease in growth experienced in 2001, 2002 and 2003 was due primarily to the decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of financial markets, a rise in petrol prices in 2000, a slowdown in domestic private sector consumption and investments and a decrease in net exports.

     The Italian Government historically has experienced substantial budget deficits. Among other factors, this is largely attributable to high levels of social spending and the fact that social services and other non-market activities of the central and local governments account for a relatively significant percentage of total employment. Countries participating in the European Economic and Monetary Union are required to reduce “excessive deficits” and adopt budgetary balance as a medium-term objective. General government net borrowing was reduced to 2.8 per cent of GDP in 1998, mainly due to an increase in general government revenues resulting from the improving economy. Since 1998, Italy has maintained general government net borrowing as a percentage of GDP under the 3 per cent reference value set by the Maastricht Treaty, largely as a result of extraordinary one-off measures such as the sale of UMTS licenses in 2000 and the disposal of state-owned real estate in 2001 and 2002 and receipts from the tax amnesty introduced in 2003. See “Public Finance — Measures of Fiscal Balance”.

     A longstanding objective of the Government has been to control Italy’s debt-to-GDP ratio. Government debt has been falling relative to GDP since 1994; however, it remains above the 60 per cent debt ceiling required under the Maastricht Treaty. The ratio of Government debt-to-GDP was 110.6 per cent in 2001, 107.9 per cent in 2002 and 106.2 per cent in 2003. Under the 2005-2008 Program Document, the debt-to-GDP ratio is projected to fall further to 98.1 per cent in 2008. In accordance with the Maastricht Treaty, Italy intends to reduce the debt-to-GDP ratio to 60 per cent in 2016.

     Historically, Italy has had a high savings rate. The savings rate has declined, however, over the past three decades. As a percentage of gross national disposable income, which measures aggregate income of a country’s nationals after providing for capital consumption (the replacement value of capital used up in the process of production), private sector saving averaged 28.8 per cent in the period from 1981 to 1990 and 24.1 per cent in the period from 1991 to 2000. Private sector saving as a percentage of gross national disposable income averaged 19.1 per cent in the period from 2001 to 2003. Because of the high savings rate, the Government has been able to raise large amounts of funds through issuances of Treasury securities in the domestic market, with limited recourse to external financing.

     The Italian economy is characterized by significant regional disparities, with the level of economic development of southern Italy well below that of northern Italy. According to the Bank of Italy, the per capita GDP of the Mezzogiorno was 57.8 per cent of the per capita GDP of northern Italy in 1989 and declined progressively to 57.0 per cent in 2000. The marked regional divide in Italy is also evidenced by a difference in unemployment rates. While unemployment in the north of Italy progressively declined from 6.3 per cent in 1997 to 3.8 per cent in 2003, well below the average unemployment rate of countries in the euro area of 10.8 per cent in 1997 and 8.8 per cent in 2003, the unemployment rate in the Mezzogiorno was 21.3 per cent in 1997 and 17.7 per cent in 2003.

     After increasing modestly from 1995 to 1998, employment grew faster from 1999 through 2003. Employment for the year ended December 31, 2003 grew by approximately 157,000 labor units, or 0.7 per cent, reaching a total labor force of approximately 24.2 million persons in 2003. See “— Employment and Labor.”

     Inflation, as measured by the harmonized consumer price index, has declined from rates exceeding 20 per cent in the early 1980s to 2.5 per cent for the year ended December 31, 2002 and 2.8 per cent for the year ended December 31, 2003. See “— Prices and Wages.”

2004 Developments

     Italy’s real GDP grew at a seasonally adjusted rate of 0.4 per cent in the third quarter of 2004 and 1.3 per cent during the year ended September 30, 2004, based on ISTAT data. Italy recorded a seasonally adjusted average unemployment rate of 8.1 per cent during the second and third quarter of 2004. Consumer prices, as measured by the harmonized EU consumer price index, increased at an annual rate of 2.0 per cent during the twelve months ended January 31, 2005.

     In July 2004 the government finalized its 2005-2008 Program Document. The following table sets forth information on Italy’s key public finance ratio estimates for 2004 published in the 2005-2008 Program Document.

Public Finance Ratio Estimates for 2004

2004
(Estimate)
Real GDP (% growth rate)	1.2
Net borrowing, as a percentage of GDP	2.9
Structural net borrowing, as a percentage of GDP	2.3
Primary Balance, as a percentage of GDP	2.4
Public debt, as a percentage of GDP	106.0
Inflation (% real growth rate)	2.1
Unemployment rate (%)	8.7

Source: 2005-2008 Program Document

Gross Domestic Product

     In the late 1980’s and early 1990’s, Italian industry struggled to compete globally primarily due to a high wage environment and the use of exchange-rate policies to limit inflation. Following the collapse in the value of the lira in September 1992, exports increased, leading to an economic recovery that began in 1994 and continued through most of 1995. GDP growth then continued at a slower pace during the subsequent four years. From 1996 to 1999, average annual real GDP growth in Italy was 1.6 per cent, compared to 2.3 per cent in the euro area, reflecting a range of factors including weak demand in key European export markets, the effects of the Asian crisis in 1998, declining private consumption resulting from the elimination of incentives for car purchases introduced in 1997 and weak disposable income growth. During this period Italy also suffered the lagged effects of fiscal tightening and reform of its social security and welfare systems. In 2000, Italy’s GDP growth rose to 3.0 per cent, compared to 3.5 per cent in the 12 country euro area, as the declining exchange rate of the euro and improved economies outside the EU contributed to a significant increase in incoming orders for manufacturing goods and also due to sustained internal demand and investment. Italy’s GDP growth rate in 2001 declined to 1.8 per cent but exceeded the growth rate of the euro area (1.4 per cent) for the first time since 1995. Italy’s GDP growth rate declined further to 0.4 per cent in 2002 and 0.3 per cent in 2003, the slowest growth since 1993. The decrease in real GDP growth in 2001, 2002 and 2003 was due primarily to the decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of financial markets, a slowdown in domestic private sector consumption and investments and a decrease in net exports. While the euro area experienced substantial real GDP growth in the second half of 2003 and the first quarter of 2004, Italy continued to record weak growth.

     The following tables set forth information relating to nominal (unadjusted for changing prices) and real GDP and expenditures for the periods indicated.

GDP Summary

	1999	2000	2001	2002	2003
Nominal GDP (millions of €)	1,107,994	1,166,548	1,218,535	1,260,428	1,300,926
Real GDP(1) (millions of €)	985,253	1,015,077	1,032,985	1,036,701	1,039,367
Real GDP % Change	1.7%	3.0%	1.8%	0.4%	0.3%
Population (in thousands)	57.680	57.844	56.993	57.321	56.994
Nominal per capita GDP	19,209	20,167	21,380	21,989	22,826
Real per capita GDP(1)	17,081	17,549	18,125	18,086	18,236

(1)	Constant euro with purchasing power equal to the average for 1995.

Source: Annual Report of the Bank of Italy (May 2004) for the year ended December 31, 2003 and ISTAT Data

Real GDP and Expenditures

	1999	2000	2001	2002	2003
	(euro in millions)
Real GDP	985,253	1,015,077	1,032,985	1,036,701	1,039,367
Add: Imports of goods and services	267,349	286,418	287,798	287,164	285,302
of which
goods	201,371	221,639	221,185	218,332	217,109
services	65,978	64,779	66,613	68,832	68,193
Total supply of goods and services	1,252,602	1,301,495	1,320,783	1,323,864	1,324,669
Less: Exports of goods and services	276,584	303,311	308,131	297,733	286,144

of which
goods	217,080	240,454	244,164	236,202	225,388
services	59,504	62,857	63,967	61,531	60,757
Total goods and services available for domestic expenditure	976,018	998,184	1,012,652	1,026,131	1,038,525

Domestic expenditure
Private sector consumption	595,251	611,570	616,427	619,232	627,092
Public sector consumption	174,188	177,227	184,011	187,468	191,633

Total domestic consumption	769,439	788,797	800,438	806,700	818,725
Gross fixed investment	195,623	209,217	213,121	215,622	211,126
Changes in inventories	10,958	171	(906)	3,810	8,673

Total domestic expenditures(1)	976,020	998,185	1,012,653	1,026,132	1,038,524

(1)	Total goods and services available for domestic expenditure do not match total domestic expenditure figures due to the effects of rounding.

Source: Annual Report of the Bank of Italy (May 2004) for the year ended December 31, 2003.

Real GDP and Expenditures

	1999	2000	2001	2002	2003
	(as a percentage of GDP)
Real GDP	100.0	100.0	100.0	100.0	100.0
Add: Imports of goods and services	27.1	28.2	27.9	27.7	27.4
Total supply of goods and services	127.1	128.2	127.9	127.7	127.4
Less: Exports of goods and services	28.1	29.9	29.8	28.7	27.5
Total goods and services available for domestic expenditure	99.1	98.3	98.0	99.0	99.9

Domestic expenditure
Private sector consumption	60.4	60.2	59.7	59.7	60.3
Public sector consumption	17.7	17.5	17.8	18.1	18.4
Total domestic consumption	78.1	77.7	77.5	77.8	78.8
Gross fixed investment	19.9	20.6	20.6	20.8	20.3
Changes in inventories	1.1	0.0	(0.1)	0.4	0.8
Total domestic expenditure	99.1	98.3	98.0	99.0	99.9

Source: Annual Report of the Bank of Italy (May 2004) for the year ended December 31, 2003.

     Private Sector Consumption. Private sector consumption, comprising the expenditure by households on goods and services other than new housing, grew by 2.9 per cent per annum from 1996 to 2000. In 2001 and 2002, private sector consumption growth dropped to 1.0 and 0.4 per cent, respectively, followed by an increase to 1.3 per cent in 2003. Similarly, in the euro area, private sector consumption growth dropped from 1.7 per cent in 2001 to 0.6 per cent in 2002 followed by an increase to 1.0 per cent in 2003. The growth of private sector consumption in Italy in 2003 reflected an increase in demand for services (principally communications and health services), durable goods (mainly household appliances and furniture) and non-durable goods (principally food products), due principally to growth in disposable income. Notwithstanding the improvement in private sector consumption, consumer confidence in Italy remained low in 2003 due to uncertainties regarding Italy’s economic slowdown. Private sector consumption’s contribution to real GDP growth during 2003 was 0.8 per cent, compared to 0.3 per cent in 2002.

     Public Sector Consumption. Public sector consumption, or the expenditure on goods and services by the general government, increased by 2.2 per cent in 2003, compared to 1.9 per cent in 2002. Public sector consumption represented 18.4 per cent of GDP in 2003 and its contribution to real GDP growth during the same period was 0.4 per cent, compared to 0.3 per cent in 2002.

     Gross Fixed Investment. Gross fixed investment in Italy, comprising spending on capital equipment and structures, including purchases of new housing, decreased by 2.1 per cent in 2003, compared to a 1.2 per cent increase in 2002. In the euro area gross fixed investment decreased by 1.0 per cent in 2003, compared to 2.8 per cent in 2002. Italy’s decrease in gross fixed investment was principally due to a decrease in capital spending on machinery and equipment of 4.0 per cent, compared to growth of 0.3 per cent in 2002, and a decrease in spending on transport machinery of 9.8 per cent in 2003 compared to growth of 0.3 per cent in 2002. The latter reflected the elimination of Government incentives for car purchases available in 2002. The decrease in gross fixed investment was moderated by a 1.8 per cent growth in investment in construction in 2003, compared to 3.3 per cent growth in 2002, and by a 0.6 per cent growth of investment in non-tangible goods in 2003, compared to 0.9 per cent growth in 2002. Grossed fixed investment contributed negatively to real GDP growth by 0.4 per cent during 2003, compared to a positive contribution of 0.2 per cent in 2002.

     Net Exports. In 2003, Italy’s exports of goods and services declined by 3.9 per cent, compared to a 3.4 per cent decline in 2002, while imports of goods and services decreased by 0.6 per cent, compared to a 0.2 per cent decline in 2002. The decline in exports in 2003 was principally due to a 4.3 per cent decrease in exports of goods. Net exports accounted for 0.1 per cent of GDP in 2003, compared to 1.0 per cent in 2002. In 2003 and 2002, the decreases in net exports reduced real GDP growth by 0.9 per cent.

     Regional GDP. In the 1990s, average annual GDP growth in southern Italy was 1.2 per cent, slower than the 1.4 per cent growth experienced by northern and central Italy. In 2000 GDP grew by 3.1 per cent in northern and central Italy compared to 2.5 per cent growth in southern Italy. Northern and central Italy GDP growth was 1.8, 0.2 and 0.3 per cent in 2001, 2002 and 2003, respectively, while southern Italy GDP growth was 1.9, 0.7 and 0.3 per cent, respectively, in those years.

     In 2000, the per capita GDP of the Mezzogiorno was 57 per cent of that of the rest of Italy. Irregular workers (unregistered workers and registered workers with unregistered second jobs) in the Mezzogiorno were estimated to constitute a significant proportion of the overall workforce in industry and services available in that region. The Annual Financial Law for 2001 extended until 2005 lower social security charges for employers, aimed at reducing the number of irregular workers.

     GDP Growth. Structural shortcomings have hindered Italy’s productivity. Italy’s share of goods with low value added and high price elasticity is higher than that of any other large industrialized country. As a result, it is more exposed to competition from emerging countries. This was particularly evident in 1997 and 1998 when world prices for goods produced in Asia fell sharply. In addition, most output is produced by small firms that cannot achieve economies of scale in production. During late 1999 and 2000, however, the declining exchange rate of the euro and improved economies outside the EU contributed to a significant increase in incoming orders for manufactured goods. Exports growth slowed down in 2001 and exports declined in 2002 due to the fall in worldwide demand. Italy’s exports continued to suffer in 2003 reflecting the continued loss in competitiveness of Italian products due, in part, to unfavorable exchange rates.

     Current Government estimates for GDP growth are 1.2 per cent for 2004 and 2.1 per cent for 2005. An improvement in the outlook for recovery in GDP growth depends on the successful adoption of Government policies to:

•	encourage capital formation;

•	implement reforms to the pension system;

•	increase the flexibility of the labor market;

•	reduce Government expenditures and the tax burden on consumers and businesses;

•	promote private investment in public works and infrastructure;

•	promote investment in research and development;

•	encourage the emergence of the “hidden” economy;

•	reform administrative action; and

•	renew Government support for programs to redress regional economic disparities.

     Strategic Infrastructure Projects. Italy’s economic infrastructure is still significantly underdeveloped compared to other major European countries.

     In December 2001, Parliament enacted Law No. 443/2001 (the “Strategic Infrastructure Law”) which provides the government with special powers for the planning and realization of those infrastructure projects considered to be of strategic importance for the growth and modernization of the country, particularly the Mezzogiorno. The Strategic Infrastructure Law aims at simplifying the administrative process necessary to award contracts in connection with strategic infrastructure projects and increase the proportion of privately financed projects. In order to implement this strategy the government incorporated

Infrastrutture S.p.A., a wholly owned joint stock company, which is in charge of providing long-term project financing to private sector entities responsible for the realization and management of these projects.

     Also in December 2001, the government approved its first infrastructure program under the Strategic Infrastructure Law. Under this program, investments between 2002 and 2012 were projected to total approximately €125 billion, 45% of which was to be in the Mezzogiorno, including in roadways, railways, mass transport and water supply systems.

     In each of the last three years, the Government announced plans in its Program Document to increase public infrastructure investment in order to decrease the logistical constraints on the expansion of trade, improve the provision of services essential to the growth of Italian firms and reduce the geographical disparities between the north and the south of Italy, which discourage private investment.

Principal Sectors of the Economy

     The following tables set forth real GDP by sector and the proportion of such sector of real GDP for the periods indicated.

Real GDP at Market Prices by Sector

	1999		2000		2001		2002		2003
	€ in millions	% of Total	€ in millions	% of Total	€ in millions	% of Total	€ in millions	% of Total	€ in millions	% of Total
Agriculture, fishing and forestry	29,051	2.9	28,219	2.8	28,093	2.7	26,969	2.6	25,452	2.4
Industry
Manufacturing	228,806	23.2	233,464	23.0	232,810	22.5	229,826	22.2	227,861	21.9
Construction	47,145	4.8	48,811	4.8	50,315	4.9	51,581	5.0	52,852	5.1
Extractive industries and production and distribution of energy, gas, steam and water	31,932	3.2	31,907	3.1	32,179	3.1	32,530	3.1	34,236	3.3

Total industry	307,883	31.2	314,182	31.0	315,304	30.5	313,937	30.3	314,949	30.3
Market Services
Commerce and repairs	125,524	12.7	131,860	13.0	134,403	13.0	133,402	12.9	133,706	12.9
Hotels and restaurants	31,142	3.2	33,653	3.3	34,535	3.3	34,159	3.3	33,908	3.3
Transport and communications	63,601	6.5	67,506	6.7	72,294	7.0	73,547	7.1	73,598	7.1
Financial services	59,975	6.1	65,655	6.5	65,314	6.3	63,490	6.1	63,292	6.1
IT, research and professional activity	89,743	9.1	98,121	9.7	104,349	10.1	110,959	10.7	113,549	10.9
Real estate leases	85,159	8.6	83,716	8.2	84,965	8.2	85,279	8.2	86,197	8.3

Total market services	455,144	46.2	480,511	47.3	495,860	48.0	500,836	48.3	504,250	48.5
Non-market Services
Public administration	48,632	4.9	48,516	4.8	48,972	4.7	48,883	4.7	49,006	4.7
Education	41,874	4.3	41,769	4.1	41,880	4.1	42,230	4.1	42,646	4.1
Public health and social services	40,224	4.1	42,144	4.2	44,796	4.3	46,499	4.5	46,840	4.5
Household services	6,992	0.7	7,191	0.7	7,380	0.7	7,504	0.7	7,660	0.7
Other services	38,960	4.0	38,833	3.8	39,095	3.8	39,107	3.8	39,261	3.8

Total non-market services	176,682	17.9	178,453	17.6	182,123	17.6	184,223	17.8	185,413	17.8

Value added at market prices	968,757	98.3	1,001,366	98.6	1,021,380	98.9	1,025,966	99.0	1,030,064	99.1

GDP at market prices	985,253	100.0	1,015,077	100.0	1,032,985	100.0	1,036,701	100.0	1,039,367	100.0

Source: Annual Report of the Bank of Italy (May 2004) for the year ended December 31, 2003.

Real GDP Growth by Sector

	1999	2000	2001	2002	2003
	%	%	%	%	%
Agriculture, fishing and forestry	6.2	(2.9)	(0.4)	(4.0)	(5.6)
Industry
Manufacturing	0.2	2.0	(0.3)	(1.3)	(0.9)
Construction	1.2	3.5	3.1	2.5	2.5
Extractive industries and production and distribution of energy, gas, steam and water	5.2	(0.1)	0.9	1.1	5.2
Total industry	0.8	2.0	0.4	(0.4)	0.3
Market Services
Commerce and repairs	(0.7)	5.0	1.9	(0.7)	0.2
Hotels and restaurants	1.7	8.1	2.6	(1.1)	(0.7)
Transport and communications	3.1	6.1	7.1	1.7	0.1
Financial services	(2.5)	9.5	(0.5)	(2.8)	(0.3)
IT, research and professional activity	9.2	9.3	6.3	6.3	2.3
Real estate leases	0.2	(1.7)	1.5	0.4	1.1
Total market services	1.7	5.6	3.2	1.0	0.7
Non-market Services
Public administration	0.9	(0.2)	0.9	(0.2)	0.3
Education	(0.4)	(0.3)	0.3	0.8	1.0
Public health and social services	1.7	4.8	6.3	3.8	0.7
Household services	(0.3)	2.8	2.6	1.7	2.1
Other services	6.0	(0.3)	0.7	0.0	0.4
Total non-market services	1.8	1.0	2.1	1.2	0.6
Value added at market prices	1.6	3.4	2.0	0.4	0.4
GDP at market prices	1.7	3.0	1.8	0.4	0.3

Source: Annual Report of the Bank of Italy (May 2004) for the year ended December 31, 2003.

Role of the Government in the Economy

     State-owned enterprises historically have played a significant role in the Italian economy. The State participates in the energy, banking, shipping, transportation and communications industries, among others, through its shareholdings in Alitalia S.p.A. (“Alitalia”), Ente Nazionale Idrocarburi S.p.A. (“ENI”) and ENEL S.p.A. (“ENEL”). See “Monetary System — Banking Regulation — Structure of the Banking Industry” and “Public Finance — Government Enterprises.” The contribution of government-owned enterprises (either wholly owned or in which participations are held) to GDP has fallen significantly since the commencement in the early 1990’s of privatizations of these enterprises. See “Public Finance — Privatization Program.”

Services

     In 2003, services represented 65.9 per cent of GDP and 66.0 per cent of total employment. Among the most important service sectors are:

•	commerce, hotels and restaurants, which accounted for 16.2 per cent of GDP in 2003;

•	information technology, research and professional services, which accounted for 10.9 per cent of GDP in 2003;

•	transport and communications, which accounted for 7.1 per cent of GDP in 2003; and

•	real estate leases, which accounted for 8.3 per cent of GDP in 2003.

     Transport. Italy’s transport sector has been relatively fast-growing and, during the period from 1980 to 1996, grew at more than twice the rate of industrial production growth. The expansion of the transport sector was largely the result of trade integration with European markets. Historically, motorways and railways have been controlled, directly and indirectly, by the Government and have posted large financial losses. In recent years many of these enterprises have been restructured in order to place them on a sounder financial footing and/or privatized.

     Roadways are the dominant mode of transportation in Italy. The road network includes, among others, municipal roads that are managed and maintained by local authorities, roads outside municipal areas that are managed and maintained by the State Road Board (ANAS) and a system of toll highways that in part are managed and maintained by Costruzioni e Concessioni Autostrade S.p.A. (“Autostrade”), Italy’s largest motorway company, which was fully privatized in March 2000. Autostrade manages 3,408.1 kilometers, of the approximately 6,500 kilometer system of motorways under a twenty-year concession granted by ANAS. Toll motorways represent approximately 86.0 per cent of the total motorway network.

     Italy’s railway network is small in relation to its population and land area. Approximately 30 per cent of the network carries 80 per cent of the traffic, resulting in congestion and under-utilization of large parts of the network. As of August 2003, there were approximately 22,200 kilometers of railroad track, of which a large majority were controlled by State-owned railways, with the remainder controlled by private firms operating under concession from the Government. In 2002, Italian railways carried approximately 23 billion tons-km of freight and recorded 47.1 billion passengers-km. The Government historically has provided substantial operating subsidies to the State-owned railroads, making passenger tickets less expensive than for most European railroads. In addition, the railway system historically has suffered from overstaffing, high pay and inadequate infrastructure. However, the Government has been restructuring the Italian railway system to improve the efficiency of the railway system, expand the network and upgrade existing infrastructure.

     In 1992, the Italian State railway company was converted from a public law entity into a commercial State-owned corporation, Ferrovie dello Stato S.p.A., with greater autonomy over investment, decision-making and management. In 2003 the total annual capital expenditure in fixed assets by Ferrovie dello Stato totaled €7,000 million, compared to €2,720 million in 1997. In 2003 Ferrovie dello Stato recorded a consolidated profit of €31 million, compared to profits of €77 million in 2002 and €29 million in 2001. Furthermore, in response to EU directives and intervention by the Italian Antitrust Authority (Autorità Garante della Concorrenza e del Mercato), since March 1999 Italy has been implementing a plan aimed at preparing Italy’s railways for competition. Italy liberalized railway transportation by creating two separate legal entities wholly owned by Ferrovie dello Stato: Trenitalia S.p.A., managing the transportation services business and Rete Ferroviaria Italiana S.p.A. (“RFI”) managing railway infrastructure components and the efficiency, safety and technological development of the network.

     The Government plans to privatize the freight and intercity businesses, while the local transport and infrastructure divisions will continue to be Government-operated. The Government’s objective is to devolve to the regions a significant part of the State responsibilities for local railways. Under the planned decentralization process, regions will become responsible for the whole range of local transportation services through contracts entered into with the State. The international segment of railway transport was liberalized in 2000 and as of June 2002, 27 licenses had been granted to international operators.

     Projects for new high-speed train systems (Treno ad alta velocità, or TAV) linking the principal urban centers of Italy with one another and with neighboring European countries as well as other infrastructure projects designed to upgrade the railway network, are under way.

     La Spezia and Genoa are the two largest Mediterranean ports for container shipping. During the late

1990s, Istituto per la Ricostruzione Industriale or IRI, a State holding company, completed the privatization of its international maritime companies. Tirrenia, a state-owned company, operates ferry operations and regional maritime activities.

     Alitalia, Italy’s national airline, was partially privatized in 1998 and re-capitalized in early 2002. Currently, 37.6 per cent is owned by the public with the remainder held by the Ministry of Economy and Finance. In July 2001, Alitalia entered into a ten-year commercial alliance with Air France, the French national carrier, and Delta Airlines. In 2003, Alitalia recorded losses of approximately €520 million, compared to a net profit of approximately €93 million in 2002 and losses of €907 million in 2001. Due to its financial difficulties, in early 2004 Alitalia entered into negotiations with the State and with trade union representatives to agree a corporate and financial restructuring plan.

     Passenger air traffic in Italy is concentrated, with 52 per cent of all air traffic in 2000 attributable to Ciampino and Fiumicino airports in Rome and Linate and Malpansa airports in Milan.

     Communications. In 1997, Parliament enacted legislation to reform the telecommunications market with the aim of promoting competition in accordance with EU directives. This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations and provided for the appointment of a supervisory authority. The Italian Telecommunication Authority (Autorità per le Garanzie nelle Comunicazioni, or AGCOM), consists of eight members appointed by Parliament and a president appointed by the Government. It is responsible for issuing licenses and has the power to regulate tariffs and impose fines and other sanctions. Each fixed and mobile telephony operator must obtain an individual license, which is valid for 15 years and renewable.

     Italy’s telecommunications market is one of the largest in Europe, utilizing an aggregate of approximately 27 million fixed lines and 51 million mobile telephone lines as of December 31, 2001. The market was deregulated in January 1998 and Telecom Italia, which was privatized in 1997 and later acquired by Olivetti in 1999, remains the largest operator, but is facing increasing competition from new operators. In 1998, the Government granted three national fixed telephony licenses to Wind (a joint venture between ENEL and France Telecom), Infostrada (which merged into Wind in 2001) and Albacom (a consortium controlled by British Telecom, Banca Nazionale del Lavoro, Mediaset and ENI). As of December 31, 2002, licenses for national and local telephone services had been granted to several telecommunications operators, including Tele2, Tiscali, Colt, Interroute, Planetwork and Metroweb. Competition among telecommunications operators has resulted in lower charges and a wider range of services offered. In January 2000, access to local loop telephony was liberalized.

     In 1995, following the adoption of legislation aimed at developing competition in the mobile telephone business, Telecom Italia Mobile (TIM) was spun-off from Telecom Italia and publicly listed. The Government also granted mobile licenses to Omnitel (controlled by the Vodafone Group) and Wind. TIM is the largest mobile operator, followed by Omnitel and Wind.

     In 1998, the European Parliament authorized EU member countries to grant a limited number of Universal Mobile Telecommunication System, or UMTS, licenses for third-generation, or 3G, mobile telephony services, through which companies intend to provide additional and enhanced services including high-speed wireless internet access. The allocation process of UMTS licenses in Italy was effected by an auction among pre-qualified applicants. In 2000, five UMTS licenses were granted for terms of fifteen years. Italy raised €13,815 million through the UMTS license auction.

     Internet and personal computer penetration rates in Italy have grown substantially in recent years. The ratio of personal computers per household increased from 16.7 per cent in 1997 to 42.7 per cent in 2003 while the proportion of PCs connected to the Internet increased to 30.7 per cent in 2003 from 2.3 per cent in 1997.

     Tourism. Tourism is an important sector of the Italian economy. In 2003, tourism revenues, net of amounts spent by Italians traveling abroad, were approximately €9.4 billion, representing a 9.7 per cent decrease from net tourism revenues in 2002. This reflected an increase in spending by Italian tourists abroad of 2.4 per cent while spending by foreign visitors in Italy decreased by 2.1 per cent. In 2003 the numbers of Italians traveling abroad increased by 3.0 per cent while the number of foreigners traveling in Italy decreased by 0.9 per cent. See “The External Sector of the Economy — Current Account.”

     Financial Services. Historically, a significant portion of Italy’s domestic investment has been in public debt. However, the percentage of domestic investment allocated to holdings of foreign assets, investment fund units and shares, increased from 18.5 per cent in 1995 to 39.1 per cent in 2002, while the percentage allocated to bonds decreased from 30.6 per cent in 1995 to 19.2 per cent in 2002. This shift generated a substantial increase in fee income for financial institutions. In 2003, investment in holdings of foreign assets, investment fund units and shares decreased to 37.7 per cent of domestic investment, while the proportion of domestic investment allocated to bonds decline further to 18.8 per cent.

     Share prices rose in Italy in 2003. The Italian stock exchange recorded a 15 per cent average increase in share prices, compared to increases of 17 per cent in the United Kingdom, 16 per cent in France and 38 per cent in Germany .

     Italian household indebtedness as a percentage of GDP grew from 21 per cent in 1995 to 32 per cent in 2002. However, it remains lower than in other comparable countries in the EU such as Germany, France and the United Kingdom, which registered household indebtedness as a percentage of GDP of 73 per cent, 51 per cent and 85 per cent, respectively, in 2002. Bank lending to Italian residents generally has increased since 1997, accommodating economic expansion. The rate of growth in bank lending increased from 6.3 per cent in 2002 to 6.7 per cent in 2003. For a description of the Italian banking system, see “Monetary System — Banking Regulation.”

Manufacturing

     In 2003, the manufacturing sector represented 21.9 per cent of GDP and 20.9 per cent of total employment. In 2003, manufacturing output decreased by 0.9 per cent, compared to a 1.3 per cent decrease registered in 2002.

     Italy has compensated for its lack of natural resources by specializing in transformational and processing industries. Italy’s principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products and transport equipment, including motor vehicles.

     The number of large manufacturing companies in Italy is relatively small in comparison to other European Union countries. The most significant include Fiat (automobiles and other transportation equipment), Pirelli (tires, cables and industrial rubber products), Fininvest (media and publishing), Ferrero (food) and Benetton (clothing). These companies export a significant share of their output and have significant market shares in their respective product markets in Europe.

     Much of Italy’s industrial output is produced by small and medium-sized firms, which also account for much of the economic growth over the past 20 years. These firms are active especially in light industry (including the manufacture of textiles, clothing, food, shoes and paper), where they have been innovators, and export a significant share of their production. The profit margins of large manufacturing firms, however, generally, have been higher than those of their smaller counterparts. Various Government programs to support small firms provide, among other things, for loans, grants, tax allowances and support to venture capital entities.

     Traditionally, investments in research and development (R&D) activities have been very limited in Italy. Italy’s trade specialization in products characterized by low R&D was accentuated in recent years, despite the fact that the country was already a strong exporter of these goods at the beginning of the 1990s. Total and corporate R&D spending has continued to be proportionally lower in Italy than in other industrial countries, reflecting Italian industry’s persistent difficulty in closing the technology gap with other advanced economies. Total R&D spending in Italy decreased from 1.23 per cent of GDP in 1991 to 1.00 per cent in 1995 and rose back to 1.11 per cent in 2001. This compares to total R&D spending as a percentage of GDP in 2001 of 2.51 per cent in Germany, 2.23 per cent in France, 1.93 per cent in the EU, 2.74 per cent in the United States and 3.06 per cent in Japan.

     The following table shows industrial production by sector for the years indicated.

Industrial Production by Sector
(Index: 2000 = 100)

	1999	2000	2001	2002	2003
Energy products	97.3	100.0	99.6	103.8	108.1
Minerals, ferrous and non-ferrous metals	94.2	100.0	99.9	97.9	98.0
Chemicals and pharmaceutical products	98.5	100.0	96.9	99.9	97.8
Metal products	98.4	100.0	100.6	98.0	99.7
Agricultural and industrial machinery	94.0	100.0	101.6	101.8	97.7
Precision instruments and machines	95.2	100.0	94.3	90.3	86.6
Transport equipment	89.5	100.0	97.6	91.7	83.9
Food and tobacco	98.0	100.0	103.8	105.0	106.6
Textiles and clothing	99.4	100.0	99.5	91.8	88.1
Wood and wood products	92.3	100.0	100.6	100.0	98.2
Paper and paper products	99.1	100.0	98.2	98.4	100.5
Rubber and plastic materials	95.1	100.0	98.4	94.9	94.8
Other industrial products	120.9	100.0	101.0	98.6	88.5

Aggregate Index	97.0	100.0	99.2	97.8	97.0

Source: Annual Report of the Bank of Italy (May 2004) for the year ended December 31, 2003.

Energy Production

     The demand for energy, measured in terms of million tons of oil equivalent, or MTOE, increased by 3.8 per cent in 2003, compared to a 0.7 per cent decrease in 2002. The increase of energy demand was due to an increased demand for energy for heating (8.5 per cent), industry (1.3 per cent), transportation (2.3 per cent) and agriculture (3.1 per cent), partially offset by a decrease in demand for “other uses” (2.7 per cent).

     In 2003, oil represented 46.8 per cent of Italy’s primary energy consumption, with natural gas accounting for 33.0 per cent, renewable energy resources (which includes solar and wind energy, recyclable material, waste material and biogas) accounting for 6.5 per cent, solid combustibles accounting for 7.9 per cent and net purchased electricity accounting for 5.8 per cent.

     In 2003, Italy imported 94.6 per cent of its oil requirements and 80.5 per cent of its natural gas requirements. The only other significant imported energy source is coal. A referendum held in 1987 rejected the use of nuclear power in Italy.

     The domestic energy industry consists primarily of ENI and ENEL. ENI, 30.3 per cent owned by the Government, is engaged in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, petrochemical products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering.

     ENEL, 61 per cent owned by the Government, is the largest electricity company in Italy and is engaged principally in the generation, importation, transmission and distribution of electricity. Domestic capacity is insufficient to meet current demand, and Italy imports a portion of its electricity requirements.

     The Electricity and Gas Authority (Autorità per l’Energia Elettrica e il Gas) regulates electricity activities and natural gas distribution in Italy with the aim of promoting competition while ensuring adequate levels of service quality. The Authority is led by a board of three members appointed by Parliament and has a large degree of independence and significant powers, including the power to establish base tariffs and the criteria for tariff adjustments and to issue fines and other sanctions. While several companies operate in the gas distribution market, during 2003 natural gas sales by ENI accounted for about 68.6 per cent of domestic consumption. A Government Decree issued in May 2000, in line with European Directives, provided for a partial liberalization of the natural gas market. Pursuant to that decree, no single operator could have after January 1, 2003 a 50 per cent or higher market share of the Italian natural gas market and no single operator would be allowed to control more than 75 per cent of gas imports, with this ceiling subject to a further yearly reduction of 2 percentage points until 2010. Following the determination of gas distribution tariffs by the Authority, ENI sold a 40.2 per cent stake in the share capital of its distribution subsidiary, SNAM Rete Gas, through an initial public offering in December 2001 and a further 9.1 per cent interest in March 2004.

     In recent years, the Italian electricity sector has undergone significant changes. A Government decree issued in 1999, known as the Bersani Decree, established a general regulatory framework for the Italian electricity industry that has gradually introduced free competition in power generation and sales to consumers meeting certain consumption thresholds while maintaining a regulated monopoly structure for power transmission, distribution and sales to other consumers. In particular, the Bersani Decree and the subsequent implementing regulations:

•	liberalized, as of April 1, 1999, the generation, import and export of electricity;

•	liberalized the sale of electricity to consumers meeting certain consumption thresholds, or “Eligible Customers”, who may negotiate supply agreements directly with any domestic or foreign producer, wholesaler or distributor of electricity, and provided that other consumers, or “Non-Eligible Customers”, would have to purchase electricity from the distributor serving the area in which they are located and pay tariffs determined by the Electricity and Gas Authority;

•	provided that after January 1, 2003, no electricity company is allowed to produce or import more than 50% of the total of imported and domestically produced electricity in Italy in order to increase competition in power generation;

•	provided for the establishment of the Single Buyer, a central purchaser of electricity from producers on behalf of all Non-Eligible Customers;

•	provided for the creation of the Borsa dell’Energia Elettrica, or pool market for electricity, in which producers, importers, wholesalers, distributors, the Gestore della Rete, other Eligible Customers and the Single Buyer participate, with prices being determined through a competitive bidding process;

•	provided for the creation of the Gestore del Mercato, or Market Operator, charged with managing the pool market;

•	provided that the transmission and distribution of electricity are reserved to the Italian government and performed by licensed operators, and in this respect:

•	provided that management and operation of the national transmission grid is licensed to an independent system operator, the Gestore della Rete, with owners of the transmission grid such as ENEL retaining ownership of the grid assets; and

•	established a new licensing regime for electricity distribution and provided incentives for the consolidation of electricity distribution networks within each municipality.

     In accordance with the Bersani Decree, during 2000 ENEL established three new generating companies (Eurogen, Elettrogen and Interpower or, collectively, Gencos); representing approximately 25 per cent of ENEL’s generation capacity. In September 2001 a consortium led by Endesa, a Spanish utility, acquired

Elettrogen, the second largest Genco, with a total generation capacity of 5,400 MW. In May 2002 Edipower S.p.A., a consortium led by Edison S.p.A. acquired Eurogen, the largest Genco with a total generation capacity of 7,000 MW. In November 2002, a consortium comprising Acea S.p.A., Electrobel S.p.A. and Energia Italiana acquired Interpower, the third Genco, with a total generation capacity of 2,611 MW.

     Effective January 1, 2000, a new tariff regime significantly lowered fixed tariff rates for the generation, transmission and distribution of electricity.

     Through its subsidiary Terna S.p.A., ENEL continues to own approximately 94 per cent of the transmission assets of Italy’s national electricity grid. The transmission grid that Terna owns is operated by the System Operator. However, a governmental decree enacted in May 2004 provides for the transfer to Terna of the responsibility to manage the national transmission grid and the related assets by October 31, 2005. Following this transfer, ENEL will no longer be entitled to control more than 5 per cent of the voting rights with respect to the appointment of Terna’s directors. In addition, ENEL is required to reduce its holding in Terna to no more than 20 per cent by July 1, 2007. In June 2004, ENEL sold a 50 per cent interest in Terna through an initial public offering.

     In 2003, the EU adopted a new Directive and a Regulation to further liberalize the electricity market. The new Electricity Directive retains the main principles of the EU directive issued in December 1996, commonly referred to as the Electricity Directive, which it replaces. It enables all consumers to freely choose their supplier by 2007, irrespective of consumption levels, with all non-household consumers enjoying this right of choice from 2004. Further, the new Electricity Directive introduces new definitions of public service obligations and security of supply, establishes a regulator in all EU member states with well defined functions, and, finally, requires legal unbundling of network activities from generation and supply. The Regulation establishes common rules for the cross-border trade in electricity; it lays down principles on charges to be paid as a result of transit flows and access to networks as well as on congestion management; more detailed rules can be issued by the EU Commission, acting together with a special committee.

Construction

     In 2003, construction represented 5.1 per cent of GDP and 7.2 per cent of total employment. In 2002 and 2003, construction activity grew by 2.5 per cent. Gross fixed investment in construction, which includes investment for building renovations and by the public administration, increased by 1.8 per cent in 2003, compared to 3.3 per cent in 2002 and 3.0 per cent in 2001.

Agriculture, Fishing and Forestry

     In 2003, agriculture, fishing and forestry accounted for 2.4 per cent of GDP and 5.2 per cent of total employment. Agriculture’s share of Italian GDP has generally declined with the growth of industrial output since the 1960s. Italy’s average farm size remains less than half the European Union average. Italy is a net importer of all categories of food except fruits and vegetables. The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes and tomatoes. Cereals are grown principally in the Po valley in the north and in the southeast plains, olives are grown principally in central and southern Italy and grapes are grown throughout the country.

Employment and Labor

     General. Job creation has been and continues to be a key objective of the Government. Employment as measured by the average number of standard labor units employed during the year increased cumulatively by 5.8 per cent from 1998 to 2003. A standard labor unit is the amount of work undertaken by a full-time employee over the year and is used to measure the amount of work employed to produce goods and services. This increase was largely attributable to increases in part-time and temporary employment. Following a 2.1 per cent growth in average employment in 2001 and a 1.5 per cent growth in 2002, average employment grew by 1.0 per cent in 2003.

     Unemployment rates in Italy increased each year from 1993 through 1998, reaching 11.8 per cent in the latter year, with unemployment spread across all sectors, including the service sector. The unemployment rate has decreased every year since 1999 reaching 8.7 per cent for the year ended December 31, 2003.

     The following table shows the change in total employment, the official participation rate and the official unemployment rate for each of the last five years.

Employment

	1999	2000	2001	2002	2003
	(Average over the year)
Employment in standard labor units (% change on prior year)	0.58	1.75	1.64	1.25	0.44
Participation rate (%)(1)	47.90	48.20	48.50	48.80	49.10
Unemployment rate (%)(2)	11.40	10.60	9.50	9.00	8.70

(1)	Participation rate of population aged 15-64.

(2)	Does not include workers paid by Cassa Integrazione Guadagni or Wage Supplementation Fund, which compensates workers who are temporarily laid off or who have had their hours cut.

Source: Annual Report of the Bank of Italy (May 2004) for the year ended December 31, 2003.

     Employment by sector. Of the total employed workforce in 2003, approximately 66.0 per cent were employed in the service sector, 21.6 per cent were employed in industry (other than construction), 7.2 per cent of industry employees worked in the construction sector, and 5.2 per cent worked in agriculture.

     In 2003, average employment in industry, excluding construction, decreased slightly, by 0.3 per cent. Historically, a declining trend of employment levels in the industry sector began in the 1980s and continued in the period from 1990 to 2000, with employment in industry decreasing from 22.8 per cent of the total workforce in 1993 to 21.6 per cent in 2003, principally reflecting a decline in employment in the manufacturing sector.

     Average employment in agriculture, forestry and fishing has declined constantly since World War II except in 2001. Employment in the agriculture sector declined from 7.8 per cent in 1993 to 5.2 per cent in 2003.

     The largest contribution to employment growth in Italy in recent years has come from the services sector, which increased from 62.4 per cent of the total workforce in 1993 to 66.0 per cent in 2003. The growth was mainly attributable to business and household services, with all service sectors other than public administration, financial services and education experiencing employment growth.

     Employment by geographic area and gender. Unemployment in southern Italy has been persistently higher than in northern and central Italy, and was 17.7 per cent in 2003, compared to 6.5 per cent in central Italy and 3.8 per cent in northern Italy. The unemployment rate in central and northern Italy has constantly declined since 1995, while unemployment in southern Italy has fluctuated, increasing from 1994 to 1999 and decreasing by 4.3 per cent from 1999 to 2003. Unemployment rates in southern Italy are highest among persons under age 25, reaching 49.1 per cent in 2003, compared to 14.4 per cent in central and northern Italy.

     While unemployment for women in Italy historically has been substantially higher than for men, it has decreased at a faster rate (from 16.3 per cent in 1998 to 11.6 per cent in 2003) than for men (from 9.1 per cent in 1998 to 6.8 per cent in 2003). This is in part attributable to the substantial growth in female participation in the labor force, particularly among women aged 35-54. The proportion of economically active women increased from 33.5 per cent in 1995 to 37.1 per cent in 2003, while the participation rate of men increased from 61.9 per cent in 1995 to 62.0 per cent in 2003. Participation rates for women over age

40 and for women in southern Italy are significantly below European averages.

     The Government believes that a substantial “hidden economy” exists in Italy, consisting of persons who claim, for tax and other purposes, to be unemployed but actually hold a job, or who claim to hold a job but also perform other income-earning activities. The hidden economy is believed to be particularly persistent in areas of high official unemployment and among immigrant workers. The increase in employment in 2001 and 2002 may partly be attributable to the “emergence” of workers that were not previously accounted for in national statistics. According to IMF data, in the 1999-2001 period the hidden economy was estimated to equal approximately 27 per cent of GDP. The hidden economy includes illegal activities and unreported income from the production of legal products and services.

     Government programs and regulatory framework. The Government has adopted a number of programs aimed at correcting the imbalances in employment, including programs that provide money for job training, particularly in southern Italy, and certain incentives to companies that hire young workers. The Government’s target set forth in the 2005-2008 Program Document is to reduce unemployment to 8.2 per cent in 2005 and to 7.6 per cent in 2006.

     Collective bargaining of industry-wide labor contracts is the principal means of determining working hour limitations. The Annual Financial Law for 2001 introduced additional tax incentives for employers in order to promote full-time permanent employment. A tax credit was granted to all those employers who, between October 1, 2000 and December 31, 2003 increased the number of their permanent employees compared to the October 1999-September 2000 period. These tax incentives were suspended in July 2002, but similar tax incentives were introduced in 2003.

     Through the Cassa Integrazione Guadagni (“CIG”), or Wage Supplementation Fund, the Government guarantees a portion of the wages of workers in the industrial sector who are temporarily laid off or who have had their working hours reduced. Workers laid off permanently as a consequence of restructuring or other collective redundancies are entitled to receive unemployment compensation for a period of 12 months, which is extendible for up to three years for workers nearing retirement age. The number of hours of work paid through CIG declined steadily from 299.9 million hours in 1995 to 147.2 million hours in 2000 before increasing to 227.2 million hours in 2003.

     Italy’s labor market historically has been slow to respond to cyclical trends, contributing to a high unemployment rate. This has been attributable to the bargaining power of labor unions and a regulatory framework that makes dismissal of workers difficult. The persistence of high unemployment has contributed to a less confrontational stance on the part of the unions, leading to significant declines in the average number of person-hours lost per year in strikes and industrial actions, from 116.6 million in the period 1978-82 to 43.6 million in the period 1983-90 and 50.2 million in the period from 1991-1997. In the period from 1998-2001, an average of approximately 5.9 million person-hours per year were lost to strikes. In 2002 and 2003, however, 34.0 million and 13.1 million person-hours, respectively, were lost to strikes, principally due to protests against Government reforms and international policy.

Prices and Wages

     Wages. Unit labor costs historically have been lower in Italy, on average, than in most other European countries. This is due to lower average earnings per employee, combined with higher productivity levels.

     Wages, as measured by gross earnings per standard labor unit increased by an average of 3.2 per cent for the entire economy in 2003 compared with an increase of 2.6 per cent in 2002 and of 3.5 per cent in 2001. As in previous years, during 2003 the growth was larger in the public service sector than in private sectors (5.0 and 2.6 per cent, respectively). Labor costs per standard labor unit, measured in terms of unit remuneration (i.e. the total of gross wages and social security charges) increased by 3.8 per cent in 2003, compared to 2.5 per cent in 2002. Labor costs per product unit, or LCPU, increased by 4.2 per cent in 2003, compared to 3.2 per cent in 2002, due to a 0.4 per cent decrease in labor productivity in 2003, compared to a decrease of 0.6 per cent in 2002. LCPU growth remains higher than in other major European countries.

     Prices. The European Union harmonized consumer price index reflects the change in price of a basket of goods and services taking into account all families resident in a given territory. The inflation rate in the euro area as measured by the European Union harmonized consumer price index decreased to 2.1 per cent in 2003, compared to 2.3 per cent in 2002. Since Italy’s entry into the EMU in 1999, monetary policy decisions are made for all euro zone countries by the European Central Bank. See “Monetary System — Monetary Policy.”

     Inflation in Italy, as measured by the harmonized consumer price index was 2.8 per cent in 2003, compared to 2.6 per cent in 2002. The 2003 figure was principally attributable to an increase in the price of energy partially offset by slower growth of the core inflation index (which is the harmonized consumer price index net of energy, unprocessed food, alcohol and tobacco products) and in the prices of unprocessed food.

     The following table illustrates trends in prices and wages for the periods indicated.

Prices and Wages

	1999	2000	2001	2002	2003
	(per cent)
Cost of Living Index(1)	1.6	2.5	2.7	2.4	2.4
Harmonized Consumer Price Index(1) (2)	1.7	2.6	2.7	2.6	2.8
Core Inflation Index(3)	1.8	1.9	2.4	2.8	2.7
Change in per capita wages	1.6	3.1	3.2	2.5	3.8
Change in unit labor costs(4)	1.6	0.7	2.8	3.2	4.2

(1)	The cost of living index reflects the change in price of a basket of goods and services (net of tobacco) typically purchased by non-farming families headed by an employee. It differs from the harmonized consumer price index in that the cost of living index is smaller in scope.

(2)	In accordance with European Commission regulations, since January 2002 the harmonized consumer price index reflects reductions in prices (e.g. seasonal sales and promotional offers) taking place for a minimum period of 15 days (formerly 30 days). As a consequence, figures for 2002 are not directly comparable to previous data.

(3)	The basket of goods and services used to measure the core inflation index is equivalent to the harmonized consumer price index basket less energy, unprocessed food, alcohol and tobacco products.

(4)	Unit labor costs are per capita wages reduced by productivity gains.

Source: Annual Report of the Bank of Italy (May 2004) for the year ended December 31, 2003.

MONETARY SYSTEM

     The Italian financial system consists of banking institutions such as commercial banks, leasing companies, factoring companies and household finance companies, as well as non-bank financial intermediaries such as investment funds, portfolio management companies, securities investment firms, insurance companies and pension funds. The financial system has undergone a number of substantial changes in recent years. See “— Banking Regulation.”

Monetary Policy

     The European System of Central Banks. As of January 1, 1999, which marked the beginning of Stage III of European Economic and Monetary Union, the 11 countries joining the EMU officially adopted the euro, and the Eurosystem became responsible for conducting a single monetary policy. Greece joined the EMU on January 1, 2001.

     The European System of Central Banks (ESCB) consists of the European Central Bank (ECB), established on June 1, 1998 and the national central banks of the EU member states. The Eurosystem is formed by the 12 national central banks in the euro area and the ECB. So long as there are EU member states that have not yet adopted the euro (currently Cyprus, the Czech Republic, Denmark, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia, Slovenia, Sweden and the United Kingdom), there will be a distinction between the 12-country Eurosystem and the 25-country ESCB. The thirteen national central banks of non-participating countries do not take part in the decision-making of the single monetary policy, they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.

     The Eurosystem is principally responsible for:

•	defining and implementing the monetary policy of the euro area, including fixing rates on the main refinancing lending facility (regular liquidity-providing reverse transactions with a weekly frequency and a maturity of two weeks, executed by the national central banks on the basis of standard tenders), the marginal lending facility (overnight liquidity facility provided to members of the Eurosystem by the national central banks against eligible assets, usually with no credit limits or other restrictions on access to credit) and the deposit facility (overnight deposit facility with the national central banks available to members of the Eurosystem, usually with no deposit limits or other restrictions);

•	conducting foreign exchange operations and holding and managing the official foreign reserves of the euro area countries;

•	issuing banknotes in the euro area;

•	promoting the smooth operation of payment systems; and

•	cooperating to the supervision of credit institutions and the stability of the financial system.

     The ESCB is governed by the decision-making bodies of the ECB which are:

•	the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council;

•	the Governing Council, composed of the six members of the Executive Board and the governors of the 12 national central banks, in charge of implementing the tasks assigned to the Eurosystem and formulating the euro area’s monetary policy; and

•	the General Council, composed of the President and the Vice-President of the ECB and the governors of the 25 national central banks of the EU member states. The General Council contributes to the advisory functions of the ECB and will remain in existence as long as there are EU member states that have not adopted the euro.

     The ECB is independent of the national central banks and the Governments of the member states and has its own budget, independent of that of the European Community; its capital is not funded by the European Community but has been subscribed and paid up by the national central banks of the member states that have adopted the euro, pro-rated to the GDP and population of each such member state. The ECB has exclusive authority for the issuance of currency within the euro area. The ECB had paid up capital of approximately €4 billion at December 31, 2003, of which approximately €744.8 million, or 14.9 per cent, were subscribed by the Bank of Italy.

     The Bank of Italy. The Bank of Italy, founded in 1893, is the lender of last resort for Italian banks, banker to the Treasury and, prior to January 1, 1999, was generally responsible for implementing monetary policy. It supervises and regulates the Italian banking industry and operates services for the banking industry as a whole. It also supervises and regulates non-bank financial intermediaries. The Bank of Italy had assets at December 31, 2003 of €149.6 billion.

     The ECB’s Monetary Policy. The primary objective of the ESCB is to maintain price stability. In October 1998 the Governing Council announced the ECB monetary strategy and provided a quantitative definition of price stability, which has been defined as an annual increase in the Harmonized Index of Consumer Prices for the euro area of below 2 per cent. Despite short-term volatility, price stability is to be maintained over the medium term. Moreover, in order to assess the outlook for price developments and the risks for future price stability, a two-pillar approach was adopted by the ECB.

     The first pillar assigns a prominent role to money supply, the growth rate of which is measured through a broad monetary aggregate called M3. This monetary reference aggregate consists of currency in circulation, overnight deposits, deposits with an agreed maturity up to two years, deposits redeemable at a period of notice up to three months, repurchase agreements, debt securities of up to two years, money market fund shares and money market paper. In December 1998, the Governing Council set the first quantitative reference value for M3 growth, at an annual growth rate of 4.5 per cent. This reference value was confirmed by the Governing Council in 1999, 2000, 2001 and 2002. On May 8, 2003 the Governing Council decided to stop its practice of reviewing the reference value annually, given its long-term nature.

     The second pillar consists of a broad assessment of the outlook for price developments and the risks to price stability in the euro area and is made in parallel with the analysis of M3 growth in relation to its reference value. This assessment encompasses a wide range of financial market and other economic indicators, including macroeconomic projections. Based on a thorough analysis of the information provided by the two pillars of its strategy, the Governing Council determines monetary policy aiming at price stability over the medium term.

     The ECB’s monetary and exchange rate policy is aimed at supporting general and economic policies in order to achieve the economic objectives of the EU, including sustainable growth and a high level of employment without prejudice to the objective of price stability.

     ECB Interest Rates. By January 1, 1999, short-term rates in the euro area had converged at 3 per cent. However, as inflation rates were significantly below the upper limit of the Eurosystem’s definition of price stability, and in view of downward pressures on future price developments associated with a weakening in economic activity, the Governing Council decided on April 8, 1999 to reduce its main refinancing rate by 50 basis points to 2.5 per cent. On the same occasion, it lowered the rate on the marginal lending facility by 100 basis points to 3.5 per cent and the rate on the deposit facility to 1.5 per cent. In the second half of 1999, economic activity in the euro area was recovering, credit to the private sector was expanding rapidly, and at the same time the external environment was strengthening, therefore on November 4, 1999, the ECB raised its main refinancing rate by 50 basis points, to 3 per cent, reflecting concern over the risks to price stability. Interest rates were subsequently raised again on several occasions in the first half of 2000. (Since June 2000, main refinancing operations have been conducted on the basis of variable rate tenders.) Due to the continuing recovery of economic activity in 2000, the Governing Council further increased the minimum bid rate on the main refinancing rate to 4.75 per cent on August 31. However, as a result of the global economic slowdown in the first half of 2001, the Governing Council lowered the rate on main refinancing operations by 25 basis points in each of May 2001 and August 2001, to 4.25 per cent and 3.25 per cent on marginal lending and deposit facilities, respectively.

     Following the terrorist attacks of September 11, 2001 in the United States, on each of September 18 and November 9, 2001, the Governing Council decreased these interest rates by a further 50 basis points, with interest rates on the minimum bid rate on the main refinancing operations, the marginal lending and deposit facilities reaching 3.25 per cent, 4.25 per cent and 2.25 per cent, respectively.

     During 2002 and the first half of 2003, due to the continued weakness of the economy in the euro area, the Governing Council progressively lowered interest rates by a total of 150 basis points, with interest rates on the minimum bid rate on the main refinancing operations, the marginal lending and deposit facilities reaching 2.00 per cent, 3.00 per cent and 1.00 per cent, respectively in June 2003. As of August 30, 2004, these rates remained unchanged.

     The following table shows the movement in the interest rate on main refinancing operations and on marginal lending and deposit facilities from January 1999 to August 2004.

		Main Refinancing Operations
			Variable rate	Marginal lending
	Deposit Facility	Fixed rate	tenders — minimum	facility
Effective Date	% interest rate	tenders	bid rate	% interest rate
1999
Jan. 1	2.00	3.00		4.50
Jan 4	2.75	3.00		3.25
Jan 22	2.00	3.00		4.50
Apr 9	1.50	2.50		3.50
Nov 5	2.00	3.00		4.00
2000
Feb 4	2.25	3.25		4.25
Mar 17	2.50	3.50		4.50
Apr 28	2.75	3.75		4.75
Jun 9	3.25	4.25		5.25
Jun 28	3.25		4.25	5.25
Sep 1	3.50		4.50	5.50
Oct 6	3.75		4.75	5.75
2001
May 11	3.50		4.50	5.50
Aug 31	3.25		4.25	5.25
Sep 18	2.75		3.75	4.75
Nov 9	2.25		3.25	4.25
2002
Dec 6	1.75		2.75	3.75
2003
Mar 7	1.50		2.50	3.50
June 6	1.00		2.00	3.00

Source:	European Central Bank

     ECB Money Supply and Credit. The three-month moving average of twelve-month euro money supply growth, a measure that is used to evaluate the divergence from the ECB’s 4.5 per cent reference growth rate, remained under the reference rate prior to May 2001 and since then has remained above the reference rate. It grew to 7.6 per cent through December 2001 declined slightly to 6.9 per cent through December 2002, grew sharply in the first half of 2003 to over 8.0 per cent and subsequently declined to 7.5 per cent through December 2003 and 6.3 per cent through March 2004. The growth of M3 through the first half of 2003 was mainly due to shifts in portfolios to more liquid assets resulting from continued uncertainty in financial markets, international political tensions and low long-term and short-term interest rates. In addition, the high growth rate of M3 was attributable to the introduction of the euro in physical form in the countries participating in the EMU on January 1, 2002 and to the decline in the growth of total lending to the private sector, which decreased to a twelve month growth of 4.7 per cent in 2002, compared to 6.7 per cent in 2001. The slowdown in M3 growth recorded during the second half of 2003 and the first quarter of 2004 was mainly attributable to the increased stability of the financial markets, with a resulting decrease in the proportion of liquid assets in investor portfolios, and an increase in the growth of total lending to the private sector to a twelve-month growth of 5.5 per cent in 2003.

Exchange Rate Policy

     Under the Maastricht Treaty, the ECB and the ECOFIN Council are responsible for foreign exchange rate policy. The European Council formulates general orientations for the exchange rate policy, either on the recommendation of the Commission, following consultation with the ECB, or on the recommendation of the ECB. However, the Council’s general orientation cannot conflict with the ECB’s primary objective of maintaining price stability. The ECB has exclusive authority for effecting transactions in foreign exchange markets.

Banking Regulation

     Regulatory Framework. Italian banks are generally organized as joint stock companies and fall into one of the following categories:

•	joint stock companies owned directly or indirectly by the private or public sector or by public foundations;

•	co-operative banks; or

•	institutions that provide centralized management services to other, usually small-sized banks.

     Subject to the principle of “home country control”, non-Italian EU banks may carry out banking business and business activities in Italy that are integral to banking as described in Directive No. 2000/12/EC, as amended, or the EU Banking Directive. Under the principle of “home country control”, a non-Italian EU bank remains subject to the regulation of its home-country supervisory authorities. It may carry out in Italy those banking activities described in the EU Banking Directive that it is permitted to carry out in its home country, provided the Bank of Italy is informed by the entity supervising the non-Italian EU bank.

     Deregulation and Rationalization of the Italian Banking Industry. Historically, the Italian banking industry has been highly fragmented and characterized by high levels of State ownership and influence. During the 1980s, Italian banking and European Community authorities began a process of substantial deregulation. The principal components of this deregulation in Italy were the Amato Law, the Dini Directive, the Ciampi Law, certain fiscal changes and the implementation of EU Directives. The principal components of deregulation at the European level are set forth in EU Directives and provide for:

•	the free movement of capital among member countries,

•	the easing of restrictions on new branch openings,

•	the range of domestic and international services that banks are able to offer throughout the European Union, and

•	the elimination of limitations on annual lending volumes and loan maturities.

     The effect of the Amato Law, the Dini Directive, the Ciampi Law and the implementation of the EU

Directives has been a significant increase in competition in the Italian banking industry in virtually all bank and bank-related services.

     The Amato Law. The Amato Law was enacted in July 1990 to strengthen the capital base of the Italian banking system by creating incentives for consolidation, and permitting greater private investment. The restructuring process under the Amato Law was intended to create larger and more efficient institutions capable of providing better services and competing more effectively in Italy and abroad. The Amato Law contains two principal provisions:

•	Banks organized as public law entities were allowed to convert into, or to transfer their assets to, one or more joint-stock companies. Banks were also permitted to be members of a holding company structure.

•	Consolidations were encouraged through tax incentives.

     The Consolidated Banking Law. In 1993, the Consolidated Banking Law consolidated most Italian banking legislation into one statute. Provisions in the Consolidated Banking Law relate to the role of supervisory authorities, investment in banks, the definition of banking and related activities, the authorization of banking activities, the scope of banking supervision (in particular on a consolidated basis), special bankruptcy procedures for banks, the supervision of financial companies and the approval of securities offerings to be made in Italy. Banking activities may be performed by a single category of banks, which may collect demand and savings deposits from the public, issue bonds and extend medium- and long-term credit, subject to regulations issued by the Bank of Italy. Furthermore, subject to their respective by-laws and applicable regulations, banks may engage in all the business activities that are integral to banking as described in the EU Banking Directive.

     The Dini Directive. Historically, a large number of Italian banks were owned by public law banking foundations, which in turn were controlled principally by local government authorities. The Dini Directive, enacted in November 1994, provided tax incentives for Italian banking foundations to either:

•	reduce to below 50 per cent their equity participation in certain public banks originally organized as foundations through either public offerings or sales to certain specified entities including, for example, banking groups, certain financial institutions and insurance companies, or

•	cover more than 50 per cent of the foundations’ expenses from income derived from sources other than such banks.

     The Ciampi Law. The Ciampi Law, enacted on December 23, 1998, and Legislative Decree No. 153 of May 17, 1999, collectively referred to herein as the Ciampi Law, provide for, inter alia, the:

•	transformation of public law banking foundations into non-profit private institutions with the exclusive purpose of pursuing projects of social importance in the area of scientific research, education or healthcare;

•	disposition of any remaining controlling participation in banks or financial institutions by 2006; and

•	application of the tax regime for non-profit private institutions (50 per cent reduction in income tax and regional tax on production activities (Imposta Regionale sulle Attività Produttive, or IRAP) to those foundations that disposed of their controlling stakes in banks by May 2003.

     The Draghi Law. The Draghi Law (Legislative Decree No. 58 of February 24, 1998) became effective in July 1998 and aimed at reorganizing laws governing the securities market and publicly traded companies. While the Draghi Law did not amend Italian legislation governing the banking industry, it is generally applicable to Italian public companies. In particular, the Draghi Law introduced new provisions regulating tender offers of securities, savings shares, the solicitation of proxies and the consent and duration of shareholder agreements, with the objective of protecting minority shareholders in general.

     Supervision. The regulation of Italian banks is conducted by the Inter-Ministerial Committee for Credit and Savings (Comitato Interministeriale per il Credito e il Risparmio, or CICR), the Ministry of Economy and Finance and the Bank of Italy. The principal objectives of regulation are to ensure the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system.

     The CICR. The CICR is composed of the Economy and Finance Minister, who acts as chairman, and certain other economic ministers of the Italian government. The Governor of the Bank of Italy, although not a member of the CICR, attends all meetings of the CICR but does not have the right to vote at such meetings. The CICR establishes the general guidelines that the Bank of Italy must follow when adopting regulations applicable to banks. The CICR has wide-ranging powers to make policies and issue guidance in banking regulation, acting upon proposals of the Bank of Italy.

     The Ministry of Economy and Finance. The Ministry has broad powers in relation to banking and financial activities. It authorizes the establishment in Italy of the first branch of non-EU banks, sets eligibility standards to be met by holders of equity interests in the share-capital of a bank and the level of professional experience required of directors and executives of banks and other financial intermediaries. The Ministry may, in cases of urgency, adopt measures that are generally within the sphere of CICR’s powers and may also issue decrees that impose administrative sanctions against banks and their managers and place banks in involuntary liquidation (liquidazione coatta amministrativa) or extraordinary management (amministrazione straordinaria).

     The Bank of Italy. The Bank of Italy implements the policies set forth by the CICR by adopting regulations and compliance instructions. The Consolidated Banking Law identifies four main areas of intervention subject to the regulatory power of the Bank of Italy: capital requirements, risk exposure, the taking of participations, including mergers and acquisitions, and administrative and accounting organization and internal controls. The Bank of Italy also issues regulations in other fields (such as transparency in banking and financial operations of credit institutions). The Bank of Italy supervises banks through its own auditing body, which authorizes, among other things, significant investments by banks and examines reports that banks are required to file with the Bank of Italy on a regular basis or with respect to specific transactions. The main supervisory powers of the Bank of Italy include review of bank financial statements and other statistical data, prior review of by-law amendments, bank inspections and the verification of capital ratios, reserve requirements and exposure limits for individual banks.

     The Bank of Italy carries out audits of all banks through its supervisory staff of bank examiners. Audits may be ordinary or special (which are directed toward specific aspects of banking activity). Matters covered by an audit include the accuracy of reported data, compliance with banking laws and regulations, conformity with a bank’s own by-laws and compliance with exposure limits.

     The Bank of Italy requires all banks to report monthly statistical information related to all components of their non-consolidated balance sheet. Consolidated accounts must be submitted every three or six months, depending on the type of information requested. Other data reviewed by the Bank of Italy include minutes of meetings of each bank’s board of directors. Banks are also required to submit any other data or documentation that the Bank of Italy may request.

     In addition to its supervisory and regulatory role, the Bank of Italy is the lender of last resort for Italian banks, and banker to the Italian Ministry of Economy and Finance. It also operates services for the banking industry as a whole, most notably the Centrale dei Rischi, a central information database on credit risk.

     Reserve Requirements. Pursuant to ECB, ESCB and EU regulations, each Italian bank must deposit with the Bank of Italy an interest bearing reserve equal to 2% of its total overnight deposits, certificates of deposit with original maturities up to two years or redeemable on demand, debt securities with original maturities up to two years and money market paper. A bank’s reserve requirements are deemed satisfied if, during each one-month maintenance period, the average amount of the daily balances of the reserve accounts is not lower than the reserve due (the average reserve obligation). The compulsory reserves earn an annual rate of interest determined by the average, over the monthly maintenance period, of the ESCB’s rate for its main refinancing operations. Failure to comply in full or in part with the reserve obligations may cause the ECB to apply sanctions on the noncompliant bank or its intermediary.

     Risk-Based Capital Requirements and Solvency Ratios. Capital adequacy requirements are mainly regulated by the EU Banking Directive, the Basle Committee’s Risk Based Capital Guidelines, the Consolidated Banking Law, CICR Regulation of January 12, 1994 and by the regulations issued by the Bank of Italy in July 1996 and March 1997. Italian banks are generally required to have a ratio of regulatory capital to risk-weighted assets of at least 8 per cent on a consolidated basis and 7 per cent on an unconsolidated basis. At least half of the required regulatory capital must consist of Tier I capital (“core capital”), and the rest may consist of Tier II capital (“supplementary capital”). Core capital includes paid-in share capital, capital reserves, retained earning reserves and a special reserve denominated “fondo per rischi bancari generali” less own shares owned by the bank, goodwill, intangible assets and losses carried forward and incurred in the fiscal year. Supplementary capital includes asset revaluation reserves, subordinated debt and other quasi-equity instruments (such as non-redeemable loans). There are also limitations on the maximum amount of supplementary capital. To calculate risk-weighted assets, assets and off-balance sheet items are weighted in relation to the nature of the debtors, the country risk and the guarantees and securities collateral received.

     Loan Exposure Limitations. The purpose of the provisions of the EU Banking Directive on the monitoring and control of large exposures of credit institutions is to spread credit risks throughout the banking system and to limit a bank’s exposure to any single borrower. In compliance with the criteria specified by the Ministry of Economy and Finance, the Bank of Italy has issued supervisory regulations on the concentration of risk that implement these provisions. These regulations require banks to limit their largest loans (i.e., loans exceeding 10 per cent of their regulatory capital) to any single customer or group of related customers to 25 per cent of a bank’s regulatory capital and the aggregate of large exposures to not more than 800 per cent of a bank’s regulatory capital as defined pursuant to the Bank of Italy’s regulations. A lower limit (20 per cent of regulatory capital) applies to all persons or entities affiliated with the bank, which is defined to include (1) shareholders the control the bank or own at least 15 per cent share capital of the bank or of its parent company and (2) companies controlled by the bank or in which the bank owns at least 20 per cent of share capital, excluding consolidated subsidiaries of the same banking group.

     Banks belonging to banking groups are not required to conform to these limits on an individual basis, but only on a consolidated basis at the parent level. On an individual basis, banks belonging to banking groups must limit their largest loan exposures to any single customer or group or related customers to 40 per cent of the bank’s regulatory capital.

     Equity Participations by Banks. Since 1993, Italian banks have been permitted to make equity investments in all types of companies, subject to certain restrictions.

     Prior approval of the Bank of Italy is required for any equity investments by a bank in other banks or financial or insurance companies (1) exceeding 10 per cent of the consolidated regulatory capital of the acquiring bank, (2) exceeding 10 per cent or 20 per cent of the share capital of the bank or financial or insurance company being acquired or (3) resulting in the control of the share capital of the bank or financial or insurance company being acquired. Investments by banks in insurance companies exceeding in the aggregate 40 per cent of the acquiring bank’s consolidated regulatory capital (and 60 per cent of its unconsolidated regulatory capital) are not permitted.

     Equity investments in industrial or commercial companies (other than banks or financial or insurance companies) by banks authorized by the Bank of Italy that have at least €1 billion in capital and satisfy the solvency ratios (banca abilitata) are permitted within the following limits: (1) the aggregate amount of a bank’s equity participations may not exceed 50 per cent (on a consolidated and unconsolidated basis) of the bank’s regulatory capital (25 per cent as to investments in unlisted companies); (2) equity investments in a single non-financial company or in a group of non-financial companies may not exceed 6 per cent of the banks regulatory capital; and (3) generally banks may not acquire more than 15 per cent of the voting shares of any non-financial company. The Bank of Italy has established lower limits for banks with capital lower than €1 billion (banca ordinaria) and higher limits for banks that, besides meeting the above-mentioned requirements, collect medium- and long-term funds and take no demand deposits (banca specializzata).

     Finally, prior approval of the Bank of Italy is required for any acquisition by banks of control of companies that carry out activities related to banking activities, such as bank information processing activities.

     As a general limit, equity investment by a bank in all types of companies may not in the aggregate exceed, together with real estate investments, 100 per cent of a bank’s regulatory capital.

     Restrictions on Foreign Investment. The Bank of Italy must request authorization from the Ministry of Economy and Finance to permit the purchase of more than 5 per cent of the equity capital of an Italian bank by a national of a State (other than a European Union member state) that applies discriminatory measures with regards to similar acquisitions by an Italian national. If proposed by the Ministry of Economy and Finance, the President of the Council of Ministers may deny the authorization.

     Deposit Insurance. The Interbank Fund (Fondo Interbancario di Tutela dei Depositi) was established in 1987 by a group consisting of the principal Italian banks to protect depositors against the risk of bank insolvency and the loss of deposited funds. The Interbank Fund assists banks that are declared insolvent or are subject to temporary financial difficulties.

     The Interbank Fund is compulsory for all Italian banks and intervenes when a bank is either in receivership or involuntary liquidation. In the event of extraordinary management, the Interbank Fund may make payments to support the business of the bank, which may take the form of debt financing or taking an equity stake in the bank. In the case of involuntary liquidation, the Interbank Fund guarantees the refund of deposits to banking customers up to a maximum of €103.3 thousand per depositor per bank. The guarantee does not cover the following: customer deposit instruments in bearer form, deposits by financial and insurance companies and by collective investment vehicles and deposits by bank managers and executives with the bank that employs them.

     Structure of the Banking Industry. Italy had 788 banks at December 31, 2003 compared to 814 at December 31, 2002. Banks ultimately controlled by local public authorities accounted for a substantial portion of total bank assets in 2003. In 2003, joint stock banks accounted for approximately 80.3 per cent of total bank assets and for 78.8 per cent of domestic customer deposits. Mutual banks and cooperative banks collectively represented 14.9 per cent of total bank assets and held 19.5 per cent of such deposits. Italian branches of foreign banks accounted for 4.8 per cent of total bank assets and for 1.8 per cent of deposits.

     The ownership structure of the banking sector has undergone substantial change since 1992. Credito Italiano and Banca Commerciale Italiana, two major banks owned by IRI, were privatized in 1993 and 1994, respectively. Istituto Mobiliare Italiano (IMI), a state-controlled bank specializing in medium and long-term lending was privatized in three tranches during the period from 1994 through 1996. In 1997, IRI sold its 33 per cent stake in Banca di Roma. Also in 1997, 43.2 per cent of the shares of Italy’s largest banking group, Istituto Bancario San Paolo di Torino, was sold, in part to private investors and in part by way of a public offering. Banca Nazionale del Lavoro was privatized in 1998. See “— Privatization Program.”

     The Italian banking industry has undergone significant consolidation in recent years. In 1998, Cassa di Risparmio delle Provincie Lombarde (CARIPLO) merged with Banco Ambrosiano Veneto to create Banca Intesa. Also in 1998, Unicredito (formed by Cassa di Risparmio di Torino and a group of leading northern savings banks) merged with Credito Italiano to form Unicredito Italiano, while Istituto Bancario San Paolo di Torino merged with Istituto Mobiliare Italiano to form San Paolo-IMI. The process of consolidation in the Italian banking system continued with Banca Intesa’s acquisition of Banca Commerciale Italiana in two stages in 1999 and 2001. In 2000, San Paolo-IMI commenced a series of transactions that resulted in its acquisition of Banco di Napoli Holding S.p.A, in May 2001. Also in 2000 Banca Popolare di Lodi completed the acquisition of Gruppo Casse del Tirreno, Iccri and Efibanca while Casse di Risparmio in Bologna and Casse Venete merged into the Cardine Group. In May 2002 the Cardine Group was incorporated into San Paolo-IMI, IntesaBCI acquired control over Cassa di Risparmio di Terni e Narni and Banca di Roma acquired control over BIPOP-CARIRE.

     The European Union single market for financial services will affect the Italian banking system, but in many cases it is expected simply to accelerate existing trends. Since the 1970s, no significant regulatory obstacles have existed to prevent foreign banks from establishing branches in Italy. Between 1980 and 2003, the number of foreign banks with branches in Italy grew from 26 to 61. These foreign banks principally specialize in wholesale corporate and interbank operations rather than retail banking, and few have branch networks. The Government does not expect a substantial shift of market share in favor of foreign banks.

     Nevertheless, Italian banks have two competitive disadvantages relative to banks in other European Union countries. First, their operating costs are relatively high, principally as a result of high labor costs. Second, the contribution of services to net income is relatively low because Italian banks have not specialized in services to the same extent as banks in other countries. Many Italian banks are now seeking to increase their non-interest income as a proportion of total income by increasing the range of managed services offered.

     Capitalization. Italian banks are highly capitalized. The ratio of total capital to risk-adjusted assets (the risk-asset ratio) as defined by the Basle Accord was 11.4 per cent in 2003, compared to 11.2 per cent in 2002.

     Bad Debts. Bad debts increased by 10.7 per cent in 2003 to €51,267 million after increasing 1.9 per cent in 2002. As a percentage of total loans, bad debts increased from 4.5 per cent in 2002 to 4.7 per cent in 2003.

Credit Allocation

     The Italian credit system has changed substantially during the past decade. Banking institutions have faced increased competition from other forms of intermediation, principally securities markets. Lending activity growth increased to 6.7 per cent in 2003, compared to 6.3 per cent in 2002, and was higher than euro area growth of 5.1 percent in 2003. The growth in Italian lending activity was mainly attributable to medium- and long-term lending activity, which grew 13.3 per cent in 2003, compared to 11.7 per cent in 2002, while short-term lending activity decreased 1.5 per cent in 2003, compared to a 0.4 per cent growth in 2002. The growth in lending activity to companies grew to 6.3 per cent in 2003, compared to 4.2 per cent in 2002. This result was mainly attributable to a 1.5 per cent growth in lending activities in the manufacturing sector, compared to a 0.2 per cent decrease in 2002, to the increase in the lending activities in the construction sector from 9.4 per cent in 2002 to 13.1 per cent in 2003 and to the increase in the growth of lending activities to the service sector from 6.2 per cent in 2002 to 11.1 per cent in 2003. Lending activities to the consumer and residential sector continued to experience high levels of growth at 10.3 per cent in 2003, compared to 9.3 per cent in 2002, mainly due to the growing real estate market.

     In 2003, interest rates on short term loans to companies decreased by 0.8 per cent to 5.0 per cent, while interest rates on medium and long term loans decreased from 4.8 per cent to 4.0 per cent. In 2003, interest rates on real estate loans to private borrowers decreased by 0.1 per cent to 3.9 per cent and interest rates on loans to consumers decreased by 0.9 per cent to 9.8 per cent.

Exchange Controls

     Following the complete liberalization of capital movements in the European Union in 1990, all exchange controls in Italy were abolished. Residents and non-residents of Italy may make any investments, disinvestments and other transactions that entail a transfer of assets to or from Italy, subject only to limited reporting, record-keeping and disclosure requirements referred to below. In particular, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, while non-residents may invest in Italian securities without restriction and may export from Italy cash, instruments of credit or payment and securities, whether in foreign currency or lire, representing interest, dividends, other asset distributions and the proceeds of dispositions.

     Italian legislation contains certain requirements regarding the reporting and record-keeping of movements of capital and the declaration in annual tax returns of investments or financial assets held or transferred abroad. Breach of certain requirements may result in the imposition of administrative fines or criminal penalties.

THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

     Italy is fully integrated into the European and world economies, with imports and exports in 2003 equal to 27.4 per cent and 27.5 per cent of real GDP respectively. Italy had trade surpluses in excess of two per cent of GDP in each year from 1993 through 1998. The size of these surpluses declined through 2000 due primarily to the increased competitiveness of foreign manufacturers, particularly from Asia. Italy’s specialization in medium-technology industries exposes it to competition from these Asian producers. Italy’s merchandise exports have suffered from competition with Asian products, reflecting higher prices of Italian products, the improving quality of non-Italian products and the increased commercial presence and improved services offered by non-Italian companies in EU countries. Moreover, Italy’s specialization in more traditional merchandise is unable to meet the increased demand for high-technology products characterizing the expansion of world trade. Italy’s trade surplus declined from €24.5 billion in 1998 to €1.9 billion in 2000, or 0.2 per cent of GDP. In 2001, Italy’s trade surplus rose back to €9.2 billion, or 0.8 per cent GDP, primarily as a result of the decline in the trade deficit with OPEC countries, due to the decrease in oil prices, and decreased to €7.8 billion in 2002 and €0.8 billion, or 0.07% of GDP, in 2003, notwithstanding the expansion of world trade, reflecting the gradual decline in competitiveness of Italian products for the reasons described above and a strengthening of the euro in relation to other currencies.

     The following tables illustrate Italy’s exports and imports for the periods indicated. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as “free on board” or “fob”. Import amounts include all costs, insurance and freight, frequently referred to as “charged in full” or “cif”.

Foreign Trade

	1999	2000	2001	2002	2003
	(millions of euro)
Exports (fob)
Agriculture, forestry and fishing	3,687	3,858	4,251	4,171	4,089
Extractive industries	430	525	546	683	673
Manufactured products	215,803	254,679	265,490	261,520	249,164
Food, beverage and tobacco products	12,051	13,066	14,009	15,010	14,609
Textiles, leather products and clothing	34,411	40,078	43,302	41,207	38,022
Wood and wood products	1,329	1,510	1,505	1,471	1,286
Paper, printing and publishing	5,029	5,933	6,084	6,156	5,871
Refined oil products	2,604	5,181	5,061	4,454	5,353
Chemical and pharmaceutical products	19,472	24,136	25,754	26,906	25,721
Rubber and plastic products	8,228	9,389	9,673	9,853	9,568
Non-metallic minerals and mineral products	8,332	9,230	9,406	9,232	8,543
Metals and metal products	17,513	21,257	21,986	21,627	21,208
Mechanic products and machinery	45,060	50,678	53,957	53,126	52,200
Electric and precision machinery	21,619	26,383	27,625	25,007	23,234
Transport equipment	25,253	30,389	29,620	30,520	28,714
Other manufactured products	14,902	17,449	17,508	16,951	14,835
Energy, gas and water production	23	22	46	35	20
Other	1,098	1,330	2,656	2,654	4,240

Total exports	221,040	260,414	272,990	269,064	259,346

	1999	2000	2001	2002	2003
	(millions of euro)
Imports (cif)
Agriculture, forestry and fishing	8,603	9,228	9,021	9,047	9,088
Extractive industries	15,243	29,561	28,718	26,282	27,496
Manufactured products	181,552	217,023	220,985	220,442	213,958
Food, beverage and tobacco products	15,645	17,135	18,373	18,450	18,129
Textiles, leather products and clothing	14,743	18,249	20,189	20,266	19,860
Wood and wood products	2,980	3,393	3,249	3,356	3,292
Paper, printing and publishing	6,222	7,207	6,719	6,556	6,142
Refined oil products	3,161	5,378	4,626	5,045	4,711
Chemical and pharmaceutical products	28,097	33,231	33,991	35,279	35,144
Rubber and plastic products	4,792	5,387	5,396	5,509	5,444
Non-metallic minerals and mineral products	2,509	2,843	2,955	2,956	2,797
Metals and metal products	20,350	26,277	25,674	24,288	23,469
Mechanic products and machinery	17,564	20,354	20,707	20,720	19,356
Electric and precision machinery	30,982	38,269	37,275	34,748	32,922
Transport equipment	30,978	35,038	37,544	39,129	38,577
Other manufactured products	3,529	4,262	4,287	4,140	4,115
Energy, gas and water production	1,424	1,535	1,777	1,879	1,766
Other	193	1,160	3,257	3,577	4,783

Total imports	207,016	258,507	263,756	261,226	258,462

Trade balance	14,024	1,907	9,234	7,838	884

Source: Annual Report of the Bank of Italy (May 2004) for the year ended December 31, 2003.

     The Italian economy relies heavily on foreign sources for energy and other natural resources, and Italy is a net importer of chemical and pharmaceutical products, agricultural and food industry products, minerals, metals and metal products, electric and precision machinery and transport equipment.

     Of all the major European countries, Italy is the most heavily dependent on import of energy, importing 84.8 per cent of its energy requirements in 2003, compared with 83.9 per cent of its energy requirements in 2002. As a result, Italy’s trade balance is vulnerable to fluctuations in oil prices.

     In 2003, Italy registered a further decline in exports at constant prices (3.9 per cent), following a 0.1 per cent decline in 2002, the first since 1992. The decline in 2003 was primarily due to a decline in exports of goods and a strengthening of the euro in relation to other currencies. Imports fell by 0.6 per cent at constant prices in 2003, compared to a 1.0 per cent decrease in 2002, reflecting decreasing imports of services and stable imports of goods partially offset by and increase of services imports.

     The decrease in exports in 2003 was principally attributable to a €3.8 billion decline in exports to the U.S., due to a strengthening of the euro in relation to other currencies, as well as a €1.4 billion decline in exports to each of Germany an the Belgium-Luxembourg region and a €1.2 billion decline in exports to France. The decline in exports to these EU countries (particularly Germany and France, Italy’s largest trading partners), were due to competition from Central and Eastern European countries and China. Italy recorded decreases in the value of exports of most of its manufactured product categories, including textiles, leather products and clothing (7.7 per cent), and electric and precision machinery (7.1 per cent), chemical and pharmaceutical products (4.4 per cent) and transport equipment (5.9 per cent).

     In 2003, imports of goods and services decreased by 0.6 per cent at constant prices, compared to a 1.0 per cent decline in 2002. The 2003 decline reflected lower imports from the U.S., the U.K., Switzerland, France, The Netherlands and Germany, partially offset by rising imports from China and OPEC countries. Italy recorded decreases in the value of imports of most manufactured product categories, including mechanical products and machinery (6.6 per cent) and electric and precision machinery (5.3 per cent), partially offset by increases in imports of extractive industry products.

Geographic Distribution of Trade

     As a member of the European Union, Italy enjoys free access to the markets of the other EU member states and applies the external tariff common to all European Union countries. During the past several years, the European Union countries have made significant progress in reducing non-tariff barriers, such as technical standards and other administrative barriers, to trade amongst themselves, and Italy has incorporated into national law most of the European Union directives on trade and other matters. With the accession of ten new members in 2004, the EU has come to encompass many of Italy’s most important central and eastern European trading partners. The following table shows the distribution of Italy’s trade for the periods indicated.

Distribution of Trade
(cif-fob)

	1999	2000	2001	2002	2003
	(millions of euro)
Exports (fob)
Belgium-Luxembourg	6,247	7,586	8,838	8,710	7,325
France	29,176	32,933	33,691	33,069	31,885
Germany	36,965	39,558	40,096	37,256	35,857
Netherlands	6,411	6,965	7,280	6,960	6,127
United Kingdom	15,952	18,036	18,474	18,780	18,050
Ireland	1,094	1,890	1,597	1,464	1,342
Denmark	1,895	2,048	2,166	2,090	1,889
Greece	4,640	5,414	5,394	5,721	5,632
Spain	14,250	16,617	16,955	17,354	18,144
Portugal	3,359	3,612	3,652	3,384	3,129
Austria	5,228	5,804	5,928	6,004	5,952
Finland	1,086	1,167	1,305	1,424	1,263
Sweden	2,409	2,631	2,542	2,600	2,568

Total EU	128,713	144,262	147,917	144,814	139,165
New EU members(1)	10,292	12,528	14,493	14,542	15,557

Total EU (including new EU members)	139,004	156,789	162,410	159,356	154,722
Switzerland	7,658	8,627	9,840	9,362	9,992
United States	20,547	26,659	26,243	25,802	21,971
Japan	3,509	4,338	4,705	4,495	4,335
Other OECD	4,866	5,573	5,958	6,226	6,218

Total OECD	165,293	189,459	194,663	186,425	181,661
Former USSR	2,733	3,541	4,939	5,292	5,508
OPEC countries	7,042	8,604	10,432	10,937	10,335
Asia	10,293	13,864	15,348	15,507	14,708
of which: China	1,834	2,380	3,275	4,017	3,853
Other	25,388	32,419	33,115	32,088	31,556

Total	221,040	260,414	272,990	269,064	259,346

(1)	Comprises the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, the Slovak Republic, Slovenia, Cyprus and Malta, which joined the EU in May 2004.

Source: Annual Report of the Bank of Italy (May 2004) for the year ended December 31, 2003.

	1999	2000	2001	2002	2003
	(millions of euro)
Imports (cif)
Belgium-Luxembourg	9,349	11,226	12,433	12,283	12,083
France	26,484	29,682	29,648	29,895	29,010
Germany	39,684	45,471	47,077	46,837	46,277
Netherlands	13,009	15,401	16,588	15,433	14,864
United Kingdom	12,655	14,185	13,540	13,390	12,363
Ireland	2,930	3,509	3,592	3,635	3,954
Denmark	1,711	1,769	1,907	1,821	1,829
Greece	1,444	1,329	1,363	1,269	1,414
Spain	9,032	10,769	11,181	12,102	12,374
Portugal	978	1,083	1,268	1,389	1,266
Austria	5,158	6,049	6,472	7,216	7,254
Finland	1,634	2,277	1,776	1,667	1,781
Sweden	3,216	3,819	3,521	3,528	3,450

Total EU	127,285	146,571	150,366	150,464	147,919
New EU members(1)	6,256	7,825	8,591	8,906	9,228

Total EU (including new EU members)	133,541	154,397	158,957	159,370	157,147
Switzerland	7,792	8,447	9,604	9,730	9,048
United States	10,024	13,517	12,892	12,548	10,273
Japan	5,158	6,421	6,278	5,321	5,277
Other OECD	3,222	4,400	4,445	4,857	4,712

Total	153,481	179,356	183,583	182,560	177,229
Former USSR	5,904	10,813	11,422	11,106	11,060
OPEC countries	10,901	20,955	18,364	15,822	17,194
Asia	12,444	16,750	16,848	17,261	19,002
of which:China	5,001	7,028	7,484	8,307	9,547
Other	18,030	22,807	24,946	25,210	24,750

Total	207,016	258,507	263,756	261,226	258,462

(1)	Comprises the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, the Slovak Republic, Slovenia, Cyprus and Malta, which joined the EU in May 2004.

Source: Annual Report of the Bank of Italy (May 2004) for the year ended December 31, 2003.

     Over half of Italian trade is with other European Union members, with 53.7 per cent of Italian exports and 57.2 per cent of Italian imports attributable to trade with European Union partners in 2003. This proportion will increase considerably starting in 2004 due to the accession of ten new EU members. Germany is Italy’s single most important trading partner and in 2003 supplied 17.9 per cent of Italian imports and purchased 13.8 per cent of Italian exports.

     In 2000 Italy recorded, for the first time since 1993, a negative trade balance with other EU countries. Since 2000, Italy’s trade deficit with EU countries had initially increased, reaching €2.4 billion in 2001 and €5.1 billion in 2002, prior to declining to €2.4 billion in 2003. The negative trade balance with EU countries was mainly due to the trade deficit with Germany, which increased to €10.4 billion in 2003 from €9.3 billion in 2002 and €7.0 billion in 2001, principally reflecting a decline in exports to Germany due to competition from emerging market economies.

     Italy also recorded an increase in its trade deficit with OPEC countries, to €6.9 billion in 2003 from €4.9 billion in 2002 and €7.9 billion in 2001, and a decline in trade surplus with the U.S. to €11.7 billion in

2003, from €13.3 billion in 2002 and €13.4 billion in 2001. This was partially offset by an increase in trade surplus with new EU members and a €0.9 billion trade surplus with Switzerland in 2003, compared to a trade deficit of €0.4 billion in 2002.

Balance of Payments

     The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period. Transactions are divided into three broad groups: current account, capital account and financial account. The current account is made up of (1) trade in goods (visible trade) and (2) invisible trade, which consists of trade in services, income from profits and interest earned on overseas assets, net of those paid abroad, and net capital transfers to international institutions, principally the European Union. The capital account is made up of items such as the inward and outward flow of money for investment and international grants and loans. The financial account includes changes in the official reserves and errors and omissions from the current and capital accounts.

     The following table illustrates the balance of payments for the periods indicated.

Balance of Payments

	Year ended December 31,
	1999	2000	2001	2002	2003
	(millions of euro)
Current Account	7,692	(6,305)	(740)	(10,014)	(18,363)
Goods	22,044	10,368	17,405	14,049	8,788
Exports	221,484	260,906	273,596	267,582	259,098
Imports	199,440	250,538	256,191	253,533	250,310
Services	1,125	1,167	18	(3,043)	(3,032)
Exports	55,307	61,479	64,614	63,760	62,932
Imports	54,182	60,312	64,596	66,803	65,964
Income	(10,392)	(13,099)	(11,635)	(15,396)	(17,002)
Inflows	43,483	41,894	43,111	45,782	47,313
Outflows	53,875	54,993	54,746	61,178	64,316
Transfers	(5,085)	(4,742)	(6,527)	(5,624)	(7,117)
EU Institutions	(4,685)	(4,905)	(5,634)	(5,727)	(6,289)
Capital Account	2,789	3,195	936	(67)	2,454
Intangible assets	(3)	(72)	(312)	(206)	(86)
Transfers	2,792	3,267	1,248	139	2,540
EU Institutions	3,201	3,624	1,748	1,625	3,635
Financial Account	(8,867)	4,287	(3,294)	8,532	16,775
Direct investment	178	1,149	(7,377)	(2,739)	6,507
Abroad	(6,309)	(13,368)	(23,995)	(18,194)	(8,037)
In Italy	6,487	14,517	16,618	15,455	14,544
Portfolio investment	(23,635)	(26,255)	(7,640)	16,107	3,373
Assets	(121,493)	(86,340)	(40,070)	(16,968)	(51,064)
Liabilities	97,858	60,085	32,430	33,075	54,437
Financial Derivatives	1,766	2,501	(477)	(2,710)	(4,831)
Other investment	5,725	29,950	11,716	985	13,132
Change in official reserves	7,099	(3,058)	484	(3,111)	(1,406)
Errors and omissions	(1,614)	(1,177)	3,098	1,549	(865)

Source: Annual Report of the Bank of Italy (May 2004) for the year ended December 31, 2003.

Current Account

     Italy had a current account surplus in each year from 1992 to 1999. However, following decreases in the current account surplus in 1997 through 1999, Italy registered a current account deficit in 2000. This was due to a deterioration in Italy’s visible trade balance, as overall growth in imports exceeded growth in exports. In 2001, Italy’s current account deficit improved to €0.7 billion, principally due to growth in exports exceeding growth in imports. However, the current account deficit increased to €10.0 billion in 2002 and €18.4 billion in 2003, as declines in exports of goods exceeded declines in imports of goods (see “Foreign Trade”).

     Visible Trade. On a fob-fob basis, Italy’s visible trade surplus declined to €8.8 billion in 2003, from €14.0 billion in 2002 and €17.4 billion in 2001. In 2003, the value of Italy’s merchandise exports decreased by 3.2 per cent, reflecting a 4.7 per cent decline in export volumes, partially offset by a 0.8 per cent increase in prices.

     Italy’s market share of worldwide trade, which has been in steady decline since the 1980s, was 3.9 per cent in 1997 and decreased to 3 per cent in 2003.

     The value of Italy’s merchandise imports in 2003 fell by 1.3 per cent, reflecting a 2.9 per cent decrease in import volumes, partially offset by a 1.2 per cent increase in prices.

     Invisible trade. In 2002 and 2003 Italy’s deficit on services remained unchanged at €3.0 billion. Surplus on travel decreased from €10.4 billion in 2002 to €9.4 billion in 2003, the deficit on transport increased from €4.8 billion in 2002 to €5.3 billion in 2003 and the communications deficit declined from €1.7 billion in 2002 to €1.2 billion in 2003.

     With the exception of foreign travel and financial services, all other components of service receipts experienced deficits in 2003. Spending of Italians abroad grew by 2.4 per cent in 2003, compared to a 7.6 per cent rise in 2002. Spending by foreigners in Italy decreased by 2.1 per cent in 2003 following a 2.7 per cent decrease in 2002. Following the increases registered in 2002, in 2003 the number of foreigners traveling in Italy decreased by 0.9 per cent and the number of Italians traveling abroad increased by 3.0 per cent.

     Italy’s income deficit increased to €17.0 billion in 2003 from €15.4 billion in 2002, principally reflecting a widening of the deficit on income from bonds.

     Italy’s deficit on current account transfers increased to €7.1 billion in 2003 from €5.6 billion in 2002, reflecting an increase in the deficit on public transfers due principally to a €3.6 billion decrease in tax receipts from non resident persons and an increase in the deficit with EU Institutions to €6.3 billion in 2003 from €5.7 billion in 2002.

Capital Account

     The surplus on Italy’s capital account, which accounts for transactions in intangible assets, in 2003 increased substantially to €2.5 billion from a substantially balanced account in 2002, due to higher credits from the EU’s Regional Development Fund.

Financial Account and the Net External Position

     In 2003 the financial account surplus increased to €16.8 billion, from €8.5 billion in 2002. This was principally attributable to an increase in net direct investment from a deficit of €2.7 billion in 2002 to a surplus of €6.5 billion in 2003, a strengthening of “other investments” from a surplus of €1.0 billion in 2002 to €13.1 billion in 2003, offset in part by a decrease in net portfolio investment from a €16.1 billion surplus in 2002 to a €3.4 billion surplus in 2003 and a higher deficit on derivatives from €2.7 billion in 2002 to €4.8 billion in 2003.

     Italy’s net external position in 2003 declined to a €75.1 billion deficit, or 5.8 per cent of GDP, from a €67.4 billion deficit, or 5.4 per cent of GDP, registered in 2002. The decrease reflected a decrease in the transactions in the financial account of €16.8 billion and €9.0 billion in negative adjustments in prices and exchange rates.

     Direct Investment. In 2003, Italy’s net direct investment inflows were €6.5 billion, or 0.5 per cent of GDP, compared with net outflows of €2.7 billion, or 0.2 per cent of GDP, in 2002, reflecting lower investment by Italians abroad. Italian investments abroad, net of divestments, and foreign direct investment in Italy, net of divestments, were significantly lower than in other major EU countries in 2002 and 2003.

     Foreign direct investment in Italy, net of divestment, remained substantially stable at low levels during the 1990s, recording an average of 0.4 per cent of GDP for the years 1990-1999 and a peak of €16.6 billion or 1.4 per cent in 2001. In recent years, foreign direct investment in Italy, net of divestments, decreased slightly to €15.5 billion, or 1.2 per cent of GDP, in 2002 and €14.5 billion, or 1.1 per cent of GDP in 2003 principally as a result of lower foreign investment in the Italian financial and insurance sectors and foreign divestment from the Italian transport and communications industries.

     Italian investment abroad, net of divestment, decreased in 2003 to €8.0 billion, or 0.6 per cent of GDP, from €18.2 billion or 1.5 per cent of GDP in 2002 and €24.0 billion or 2.1 per cent of GDP in 2001. The decrease in 2003 was principally due to Italian divestment from the transport, communications and machinery industries.

     The following table shows total direct investment abroad by Italian entities and total direct investment in Italy by foreign entities as of the dates indicated:

Direct Investment by Country(1)

	1999	2000	2001	2002	2003
	(millions of euro)
Direct investment abroad
Netherlands	29,092	25,588	33,050	30,740	38,716
Luxembourg	21,036	21,659	23,191	23,211	17,383
United States	21,640	19,168	21,312	16,660	14,718
United Kingdom	15,581	14,995	19,768	17,929	16,196
France	17,888	17,241	17,557	15,454	16,716
Switzerland	11,177	10,868	10,175	8,930	8,753
Germany	14,335	11,472	10,776	8,883	10,439
Spain	9,479	7,110	7,034	6,826	7,887
Brazil	5,857	4,538	4,599	2,382	2,775
Belgium	3,381	3,144	3,561	3,228	3,651
Argentina	2,312	2,633	2,418	1,565	1,700
Sweden	981	742	683	575	598
Other	37,811	33,008	30,017	26,163	27,168

Total	190,570	172,166	184,141	162,546	166,700

Direct investment in Italy
Netherlands	11,051	16,248	15,909	16,712	21,479
Luxembourg	10,748	10,563	12,134	12,618	14,665
United States	17,736	16,078	15,623	14,728	15,547
United Kingdom	13,883	13,993	14,501	14,075	17,791
France	17,811	15,037	16,181	16,354	17,014
Switzerland	20,817	17,276	15,757	14,730	14,767
Germany	13,167	10,521	10,053	9,541	11,024
Spain	582	834	968	897	1,022

	1999	2000	2001	2002	2003
	(millions of euro)
Brazil	93	68	62	56	63
Belgium	2,043	2,194	2,149	2,211	2,368
Argentina	216	151	135	124	132
Sweden	3,550	2,696	2,504	2,329	2,371
Other	13,418	13,347	12,476	11,765	13,445

Total	125,115	118,006	118,452	116,140	131,688

(1)	Does not include investments made by banks and real estate investment.

Source: Annual Report of the Bank of Italy (May 2004) for the year ended December 31, 2003.

     Portfolio Investment. Portfolio investment experienced a net surplus of €3.4 billion in 2003 compared to a net surplus of €16.1 billion in 2002 and a net deficit of €7.4 billion in 2001. Foreign portfolio investment by Italians reached its peak in 1999 at €121.5 billion, declined to €40.1 billion in 2001 and €17.0 billion in 2002, reflecting a significant reduction in investment in foreign equity and debt securities, and increased back to €51.1 billion in 2003 due to higher investment in both foreign equity and debt investments. Investment in Italian securities by foreign investors increased substantially in 2003 to €54.4 billion from €33.1 billion in 2002 due to investment in Italian public debt securities, partially offset by divestments of debt securities issued by private companies and equity securities.

     Other Investments. The surplus on “other investments” increased from €1.0 billion in 2002 to €13.1 in 2003 principally due to net inflows by Italian banks being recorded in 2003, compared to net outflows in 2002.

     Errors and Omissions. The amount recorded in the residual “Errors and Omissions” account is a common area of concern for all leading countries in the European Union. The Government believes that this account is largely the result of exporters not reporting payments by non-residents to accounts abroad. Errors and omissions amounted to a negative €0.9 billion in 2003, compared to a positive €1.5 billion in 2002.

Reserves and Exchange Rates

     When on January 1, 1999, eleven European countries, including Italy, adopted the euro as their new national currency, the conversion rate between the lira and the euro was irrevocably fixed at Lit. 1,936.27 per euro. The euro was introduced as a physical currency on January 1, 2002. On February 28, 2002, the lira ceased to be legal tender in Italy and was withdrawn from the financial system.

     The following table sets forth, for the periods indicated, certain information regarding the US Dollar/Euro reference rate, as reported by the European Central Bank, expressed in U.S. dollar per euro.

US Dollar/Euro Exchange Rate

		Yearly
Period	Period End	Average Rate(1)	High	Low
	(U.S.$ per €1.00)
1999	1.0046	1.0588	1.1790	1.0015
2000	0.9305	0.9194	1.0388	0.8252
2001	0.8813	0.8917	0.9545	0.8384
2002	1.0487	0.9511	1.0487	0.8578
2003	1.2630	1.1418	1.2630	1.0377
2004	1.3621	1.2462	1.3621	1.1802

(1)	Average of the reference rates for the last business day of each month in the period.

Source: European Central Bank

     The following table sets forth information relating to euro exchange rates for certain other major currencies for the periods indicated.

Euro Exchange Rates

	Yearly Average Rate(1) per €1.00
	2001	2002	2003
Japanese Yen	108.8192	118.0825	131.7558
British Pound	0.6194	0.6298	0.6934
Swiss Franc	1.5088	1.4660	1.5236

(1)	Average of the reference rates for the last business day of each month in the period.

Source: European Central Bank

     In 2003, official reserves decreased for the first time since 1999, to €50.1 billion from $53.0 billion in 2002. In 2003, the Bank of Italy maintained unchanged its annual contribution to the reserves of the European Central Bank at €7.4 billion.

     The following table illustrates the official reserves of Italy as of December 31 in each of the years 1999 through 2003.

Official Reserves

	1999	2000	2001	2002	2003
	(millions of euro)
Gold	22,775	23,098	24,732	25,764	26,042
SDRs(1)	163	255	337	103	123
Total position with IMF	3,537	2,916	3,647	3,726	3,289
Net foreign exchange	18,537	24,097	23,721	23,447	20,634
Total reserves	45,100	50,366	52,437	53,040	50,088

(1)	Special Deposit Rights

Source: Annual Report of the Bank of Italy (May 2004) for the year ended December 31, 2003.

PUBLIC FINANCE

The Budget Process

     The Government’s fiscal year is the calendar year. The budget process begins in March of each year, when the General Accounting Office (Ragioneria Generale dello Stato), a department of the Ministry of Economy and Finance, sends a directive to each Ministry and Government agency to prepare a detailed budget for the next fiscal year and a summary forecast budget for the next three years. Other public sector entities also report to the Ministry of Economy and Finance in March on their cash resources and needs for the following fiscal year.

     In June or July of each year the Ministry of Economy and Finance presents to Parliament a planning document called Documento di Programmazione Economica e Finanziaria (Economic and Financial Program Document, or “Program Document”). The Program Document sets forth Government programs, reforms and public finance targets for the next four to five years. It describes the macroeconomic framework of the current year and sets forth two sets of forecast general government revenues and expenditures. The first forecast assumes no change from current policy and the second assumes the adoption of the programs contemplated by the Program Document. The Program Document is usually approved by Parliament by mid-August of each year.

     By September 30 the Ministry of Economy and Finance presents to Parliament its revisions, if any, to the Program Document, and the Relazione Previsionale e Programmatica (Forecast and Planning Report, or “RPP”) a document that shows programs, reforms and public finance targets for the next calendar year.

     In the fourth quarter of each year the Government presents to Parliament its final budgetary package, which consists of the Legge di Bilancio (Budget Law) and the Legge Finanziaria (Annual Financial Law). The Budget Law formally authorizes general government revenues and expenditures for the upcoming calendar year. General government entities may not make payments unless they are provided for in the Budget Law. The Annual Financial Law sets forth the financial framework for the upcoming calendar year within the parameters set by the Program Document. It allocates financial resources to general government entities and amends laws in order to reflect these allocations.

     The Ministry of Economy and Finance and, in particular, the General Accounting Office, is responsible for the management of Government expenditures. The Ministry of Economy and Finance submits to the Government and to Parliament a quarterly cash-flow report (Relazione Trimestrale di Cassa) that indicates year-to-date revenues and expenditures and divergence from the budget. If this divergence is significant, the Government may submit a supplemental budget to Parliament that, if approved, amends the Annual Financial Law for the then-current fiscal year.

European Economic and Monetary Union

     Under the terms of the Maastricht Treaty, member states participating in the EMU, or Participating States, are required to avoid excessive government deficits. In particular, they are required to maintain:

•	a budget deficit, or net borrowing, that does not exceed three per cent of GDP, unless the excess is exceptional and temporary and the actual deficit remains close to the three per cent ceiling. The Commission considers an excess budget deficit resulting from a severe economic downturn to be exceptional if there is an annual fall of real GDP of at least two per cent or, if the fall is of less than two per cent of GDP, if there is further supporting evidence, particularly in relation to the abruptness of the downturn ; and

•	a gross accumulated public debt that does not exceed 60 per cent of GDP or is declining at a satisfactory pace toward this reference value.

     Although Italy’s public debt exceeded 60 per cent of GDP in 1998, Italy was included in the first group of countries to join the EMU on January 1, 1999 on the basis that public debt was declining at a satisfactory pace toward the 60 per cent reference value.

     In order to ensure the ongoing convergence of the economies participating in the EMU, to consolidate the single market and maintain price stability, the Participating States agreed to a Stability and Growth Pact (SGP) that became effective on July 1, 1998. The SGP is an agreement among the Participating States aimed at clarifying the Maastricht Treaty’s provisions for an excessive deficit procedure and strengthening the surveillance and co-ordination of economic policies. The SGP also calls on Participating States to target budgetary positions aimed at a balance or surplus in order to adjust for potential adverse fluctuations, while keeping the overall budget deficit within the reference value of 3 per cent of GDP.

     Under SGP regulations, Participating States were required to submit a stability and growth program (each such program a “Stability and Growth Program”), and non-participating member states are required to submit revised convergence programs every year. These programs, which cover a three to four-year period, are required to set forth:

•	projections for medium-term budget balance,

•	the budgetary strategy to achieve the medium-term objective of budget balance and the path to reduce the ratio of general government debt to GDP;

•	the main assumptions about expected economic developments and the variables (and related assumptions) that are relevant to the realization of the stability program such as government investment expenditure, real GDP growth, employment and inflation; and

•	an analysis of how changes in the main economic assumptions would affect the budgetary and debt position.

     Based on assessments by the EU Commission and the Economic and Financial Committee, the Council of the EU delivers an opinion on whether:

•	the medium-term budget objective in the stability program provides for a safety margin to ensure the avoidance of an excessive deficit;

•	the economic assumptions on which the program is based are realistic; and

•	the measures being taken and/or proposed are sufficient to achieve the medium-term budgetary objective.

     The Council of the EU can issue recommendations to the Participating State to take the necessary adjustment measures to reduce an excessive deficit. If the Participating State repeatedly fails to comply with the Council of the EU’s recommendations, the Council may require the Participating State to make a non-interest-bearing deposit equal to the sum of:

•	0.2 per cent of the Participating State’s GDP, and

•	one tenth of the difference between the budget deficit as a percentage of GDP in the preceding year and the reference value of 3 per cent of GDP.

This deposit may be increased in following years if the Participating State fails to comply with the Council’s recommendations, up to a maximum of 0.5 per cent of GDP and may be converted into a fine if the excessive deficit has not been corrected two years after the decision to require the Participating State to make the deposit. In addition to requiring a non-interest-bearing deposit, in the event of repeated non-compliance with its recommendations, the Council may require the Participating State to publish additional information, to be specified by the Council of the EU, before issuing bonds and securities and invite the European Investment Bank to reconsider its lending policy towards the Participating State.

Accounting Treatment

     Italy historically has used two systems of accounting: state sector and public sector. State sector accounting includes the revenues and expenditures of the Government and certain agencies and entities whose budgets must be approved by Parliament. Public sector accounting includes the Government, agencies and entities comprising the state sector, as well as entities with budgets not subject to Parliamentary approval (including autonomous agencies, regional and local governments and authorities and the national social security agencies) to the extent the Government receives and transfers funds to such entities. Parliament may review the use of funds transferred by the Government to public sector entities and the financial results of such entities.

     Transactions between state-owned joint stock companies and the Government are only included in state sector accounting or public sector accounting to the extent the Government is acting in its capacity as shareholder, for example through the receipt of dividends or the contribution of capital. Joint stock companies owned by the Government, in whole or in part, include ENI, ENEL and certain former autonomous agencies of the Government, such as the state railways (Ferrovie dello Stato S.p.A.) and the Postal Service (Poste Italiane S.p.A.). See “— Government Enterprises”. Certain borrowings of these enterprises are guaranteed, either by operation of law or specific contractual arrangement, by the Government. See “Public Debt.”

     Although Italy will continue to use public sector and State sector accounting for most internal budgeting and certain other purposes, it also utilizes general government accounting. General government accounting includes revenues and expenses from both central and local government and from social security funds, or those institutions whose principal activity is to provide social benefits. European Union countries are generally required to use general government accounting for purposes of financial reporting in accordance with European Union requirements. The criteria of general government accounting established by the European system of integrated accounts are being developed and phased in gradually. EUROSTAT is the European Union entity responsible for decisions with respect to the application of such general government accounting criteria.

     ESA 95 National Accounts. In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. These were intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis. The general government revenues, expenditure and debt figures in this annual report from and including 1999 have been restated and are in accordance with, and reflect the changes introduced by the adoption of ESA95 and differ from data included in SEC filings published before January 2001. They reflect consolidated revenues and expenditures for the public sector, which is the broadest aggregate for which data is available.

Measures of Fiscal Balance

     Italy reports its fiscal balance using two principal methods:

•	Net borrowing, or budget deficit, which is consolidated revenues less consolidated expenditures of the general government. This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. In 2001, Italy also commenced reporting its structural net borrowing, which is a measure, calculated in accordance with methods adopted by the EU Commission, of the level of net borrowing after the effects of the business cycle have been taken into account. Structural net borrowing assumes that the output gap, which measures how much the economy is outperforming or underperforming its actual capacity, is zero. As there can be no precise measure of the output gap, there can be no precise measure of the structural budget deficit. Accordingly, the structural net borrowing figures shown in this annual report are necessarily estimates. In 2003, the EU Commission changed the methods to be used to calculate structural net borrowing. Accordingly, 2002 structural net borrowing data is not directly comparable with that provided for subsequent years.

•	Primary balance, which is the financial balance less interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

     The table below shows selected public finance indicators for the period from 1999 through 2003.

Selected Public Finance Indicators 1999 through 2003

	1999	2000	2001	2002	2003
	(millions of euro, except percentages)
General government expenditure(1)	536,105	541,944	588,841	600,007	634,595
% of GDP	48.4%	46.5%	48.3%	47.6%	48.8%
General government revenues	516,980	534,400	556,579	571,604	602,763
% of GDP	46.7%	45.8%	45.7%	45.3%	46.3%
Net borrowing(1)	19,125	7,544	32,262	28,403	31,832
% of GDP	1.7%	0.6%	2.6%	2.3%	2.4%
Primary balance(1)	55,613	67,789	47,308	44,144	37,459
% of GDP	5.0%	5.8%	3.9%	3.5%	2.9%
Public Debt	1,279,283	1,297,100	1,347,805	1,360,253	1,381,394
% of GDP	115.5%	111.2%	110.6%	107.9%	106.2%

(1)	Includes revenues from UMTS licenses (deducted from capital expenditures) for the year 2000 (€13,815 million, or 1.2 per cent of GDP) and revenues from the disposal of state-owned real estate (deducted from capital expenditures) for the year 2001 (€ 1,600 million, or 0.2 per cent of GDP), 2002 (€ 10,800 million, or 0.9 per cent of GDP) and 2003 (€ 2,700 million, or 0.2 per cent of GDP).

Source: Annual Report of the Bank of Italy (May 2004) for the year ended December 31, 2003.

     Large net borrowing requirements and high levels of public debt were features of the Italian economy until the early 1990s. In accordance with the Maastricht Treaty, the reduction of net borrowing and public debt became a national priority for Italy. Net borrowing, however, increased to 3.9 per cent of GDP in 2003 from 3.2 per cent of GDP in 2002 and 2.8 percent of GDP in 2001 (excluding receipts from the tax amnesty introduced in 2003, which amounted to €19,300 million, or 1.5 percent of GDP, revenues from the disposal of state-owned real estate for €10,800 million, or 0.9 per cent of GDP, in 2002 and €1,600 million, or 0.2 per cent of GDP, in 2001).

     Public debt decreased from 110.6 per cent of GDP in 2001 to 107.9 per cent in 2002 and 106.2 per cent in 2003. The decrease in 2003 was due to the privatization of ETI and the sale of further portion of the State’s interest in ENEL, as well as the transactions with Cassa Depositi e Prestiti described below under “Privatization Program.. The decrease in 2002 was primarily due to income from disposals of state-owned real estate and an exchange offer with the Bank of Italy described below under “Public Debt – Summary of Internal Debt”. Since 1999 the Government has taken steps to lengthen the average maturity of debt and reduce the variable rate portion that, together with the introduction of the single currency, made Government debt less sensitive to variations in short-term interest rates and exchange rates. While the ratio of public debt-to-GDP has improved substantially, it remains well above the 60 per cent reference rate established by the Maastricht Treaty.

The 2004 Stability and Growth Program

     In December 2004 Italy presented the update to its stability and growth program for the period 2005-2008 (“2004 Stability Program”) to the Council of the EU and the EU Commission. The 2004 Stability Program is based on the 2005-2008 Program Document approved by Parliament in July 2004 and amended on September 29, 2004, the RPP for 2005 approved by Parliament on September 29, 2004 and the Annual Financial Law approved at the end of 2004. The following table compares the principal finance indicators included in the 2003 Stability Program and the 2004 Stability Program:

COMPARATIVE TABLE
2003 STABILITY PROGRAM AND 2004 STABILITY PROGRAM TARGETS

	2003	2004	2005	2006	2007
Real GDP growth rate
2003 Stability Program	0.5	1.9	2.2	2.5	2.6
2004 Stability Program	0.3	1.2	2.1	2.2	2.3
Difference	(1.8)	(1.0)	(0.8)	(0.5)	(0.3)
Net Borrowing, as a % of GDP
2003 Stability Program	2.5	2.2	1.5	0.7	0.0
2004 Stability Program	2.4	2.9	2.7	2.0	1.4
Difference	1.0	1.6	1.3	0.8	1.4
Public Debt, as a % of GDP
2003 Stability Program	106.0	105.0	103.0	100.9	98.6
2004 Stability Program	106.2	106.0	104.1	101.9	99.2
Difference	1.0	4.6	4.6	4.5	0.6

Source:	2004 Stability Program

     The Council of the EU issued an opinion in February 2005, setting forth the following considerations associated with the achievement of the budgetary targets set forth in Italy’s 2004 Stability Program:

•	Information available at the date of the Council’s decision indicated that the growth projections underpinning Italy’s 2004 Stability Progam reflected favorable growth assumptions throughout the period covered by the 2005 Stability Progam.

•	The budgetary stance in Italy’s 2004 Stability Program did not seem to provide a sufficient safety margin against breaching the 3 per cent of GDP deficit threshold with normal macroeconomic fluctuations. The Council noted that the risks stemmed from an underestimation of the fiscal adjustments needed to achieve the targets presented in the program. The Council noted that if economic conditions turned out to be weaker than currently forseen, the deficit threshold could be breached in 2005. For the same reasons, the Council stated that the budgetary stance in Italy’s 2004 Stability Program may be insufficient to ensure achievement of the Stability and Growth Pact’s objective of a budgetary position close to balance by the end of 2008.

•	The Council expressed concern with the pace of Italy’s debt reduction, noting that the evolution of the debt to GDP ratio could be less favourable than projected, given the risks to the budgetary targets mentioned above and the level of expected proceeds from Italy’s privatization program.

•	The Council noted that Italy continues to be at some risk with respect to long-term sustainability of its public financies. However, the Council noted that Italy’s adoption of pension reforms in 2004 was an important step towards addressing the budgetary consequences of ageing population and will contribute to improve the situation of Italy in this respect.

The 2005-2008 Program Document

     In July 2004 the Government finalized and presented to Parliament its 2005-2008 Program Document, which, consistent with the previous Program Document contemplates as its main objective the gradual phase-out of extraordinary one-off measures and the implementation of an increasing number of structural reforms over the four-year period covered by the Program Document.

     While Italy’s budget deficit has remained below the three per cent threshold established by the Maastricht Treaty, Italy has increasingly relied on extraordinary one-off measures to achieve this budgetary target. Such measures included the sale of UMTS licenses in 2000 and the disposal of state-owned assets in 2001 and 2002 and the tax amnesty implemented in 2003. One-off measures reduced Italy’s budget deficit by 0.5 per cent in 2001, 1.5 per cent in 2002 and 2.0 per cent in 2003. The Government estimated in 2003 that one-off measures in 2004 would represent two-thirds of the measures adopted by Italy to achieve its budgetary target. This proportion would be reduced to one-third in 2005 and phased-out entirely in 2006.

     Structural reforms over the four-year period will include the implementation of the pension reforms approved by Parliament in July 2004, the improvement of Italy’s infrastructure, incentives to small and medium sized enterprises aimed at increasing investment in research and development. Structural measures will also be aimed at further reducing tax evasion.

     Furthermore, Italy plans to accelerate the pace at which it is reducing public debt as a percentage of GDP through further privatizations of state-owned assets.

     The following table shows Italy’s principal public finance targets for the years indicated, as well as the gross domestic product, inflation and unemployment assumptions underlying the Program Document, as revised by the update to the 2005-2008 Program Document.

2005-2008 PROGRAM DOCUMENT OBJECTIVES

	2005	2006	2007	2008
	(Target)
Primary balance, as a percentage of GDP	2.4	3.3	4.0	4.7
Interest expense, as a percentage of GDP	5.1	5.3	5.4	5.6
Net borrowing, as a percentage of GDP	(2.7)	(2.0)	(1.4)	(0.9)
Structural net borrowing, as a percentage of GDP	(2.2)	(1.7)	(1.2)	(0.8)
Public debt, as a percentage of GDP	104.1	101.9	99.2	98.0
GDP (% real growth rate)	2.1	2.2	2.3	2.3
Inflation (% real growth)	1.6	1.5	1.4	1.4
Unemployment rate (%)	7.6	7.1	6.8	6.6

Source:	2005-2008 Program Document and Update to the 2005-2008 Program Document.

     The Program Document targets real GDP growth of 2.1 per cent in 2005, substantially in line with the 2.2 per cent growth targeted in the 2004-2007 Program Document. It also targets annual budget deficit reductions with the budget deficit as a percentage of GDP decreasing from 2.7 per cent in 2005 to 0.9 per cent in 2008. The targeted reductions in budget deficits in the 2005-2008 Program Document are significantly less ambitious than those set forth in the 2004-2007 Program Document, which targeted a substantially balanced budget in 2007. This reflects lower targets for primary surplus as a percentage of GDP, increasing from 2.6 per cent in 2005 to 4.8 per cent in 2008, in the 2005-2008 Program Document, compared to targets of 3.5 per cent for 2005 and 5.1 per cent in 2007 in the 2004-2007 Program Document. Furthermore, while the 2005-2008 Program Document targets for interest expense as a percentage of GDP rise from 5.3 per cent in 2005 to 5.6 per cent in 2008, the 2004-2007 Program Document targets interest expense as a percentage of GDP as being substantially stable at 5.1 per cent through 2007.

     Because the Program Document is based on assumptions with respect to future economic developments, including international economic trends, there can be no assurance that its objectives will be attained. See also “— 2004 Developments.”

Revenues and Expenditures

     The following table sets forth general government revenues and expenditures and certain other key public finance measures for the five years ended December 31, 2003. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of Treasury outstanding securities and cannot be used to finance current expenditures. While proceeds from privatizations do not affect the financial balance deficit, they contribute to a decrease in the public debt and consequently the ratio of public debt-to-GDP. See “— Privatization Program.”

General Government Revenues and Expenditures

	1999	2000	2001(1)	2002	2003
			(millions of euro)
Expenditures
Current expenditures	492,017	512,253	540,990	556,642	581,500
of which
Total consumption	196,114	209,206	224,721	232,918	245,886
of which
Wages and salaries	117,955	123,480	131,084	136,423	143,606
Cost of goods and services	78,159	85,726	93,637	96,495	102,280
Interest expense	74,738	75,333	79,570	72,547	69,291
Production grants	13,681	13,903	14,670	13,641	14,510
Social services	189,990	195,460	202,291	214,035	224,210
Other current expenditures	17,494	18,351	19,738	23,501	27,603
Capital expenditures(2)	44,088	29,691	47,851	43,365	53,095
Investments	26,773	27,807	30,196	23,768	34,428
Investment grants	13,297	13,292	15,688	17,823	17,302
Other capital expenditures	4,018	(11,408)	1,967	1,774	1,365
Total expenditures	536,105	541,944	588,841	600,007	634,595
% of GDP	48.4%	46.5%	48.3%	47.6%	48.8%
Revenues
Current revenues	511,396	529,290	553,177	566,018	578,265
of which
Tax revenues	333,935	345,718	359,182	364,080	365,892
of which
Direct taxes	166,435	170,547	182,690	178,964	177,370
Indirect taxes	167,500	175,171	176,492	185,116	188,522
Social security contributions	141,131	148,083	153,905	161,325	171,028
Revenues from capital	7,115	5,617	7,686	7,673	7,828
Other current revenues	29,215	29,872	32,404	32,940	33,517
Capital revenues	5,584	5,110	3,402	5,586	24,498

Total revenues	516,980	534,400	556,579	571,604	602,763
% of GDP	46.7%	45.8%	45.7%	45.3%	46.3%
Current surplus/(deficit)	19,379	17,037	12,187	9,376	(3,235)
% of GDP	1.7%	1.5%	1.0%	0.7%	(0.2)%
Net borrowing	19,125	7,544	32,262	28,403	31,832
% of GDP	1.7%	0.6%	2.6%	2.3%	2.4%

	1999	2000	2001(1)	2002	2003
			(millions of euro)
Primary balance	55,613	67,789	47,308	44,144	37,459
% of GDP	5.0%	5.8%	3.9%	3.5%	2.9%
GDP (nominal value)	1,107,994	1,166,548	1,218,535	1,260,428	1,300,926

(1)	The Statistical Office of the European Communities, or Eurostat, published in July 2002 a decision relating to the methods of accounting for securitizations. Pursuant to the Eurostat decision, Italy is required to account for receipts, aggregating approximately €6.7 billion, from certain real estate and state lottery proceeds securitization transactions, which took place in 2001, in the three-year period 2002-2004 and not in 2001. The general government revenues and expenditures figures presented in the table above take into account the effects of the Eurostat decision.
(2)	Includes revenues from UMTS licenses (deducted from capital expenditures) for the year 2000 (€13,815 million, or 1.2 per cent of GDP) and revenues from the disposal of state-owned real estate (deducted from capital expenditures) for the year 2001 (€ 1,600 million, or 0.2 per cent of GDP), 2002 (€ 10,800 million, or 0.9 per cent of GDP) and 2003 (€ 2,700 million, or 0.2 per cent of GDP).

Source: Annual Report of the Bank of Italy (May 2004) for the year ended December 31, 2003.

     General government expenditures and revenues have increased in each of the last five years and are expected to increase in 2004. General government expenditures increased 5.8 per cent in 2003, reflecting increases in consumption and social service expenditures compared to 1.2 per cent in 2002. As a percentage of GDP, general government expenditures increased from 47.6 per cent in 2002 to 48.8 per cent in 2003.

     General government revenues increased 5.5 per cent in 2003, compared to a 2.7 per cent increase in 2002, primarily due to capital revenues attributable to receipts from the tax amnesty introduced in 2003 and higher social security contributions. As a percentage of GDP, general government revenues increased to 48.8 per cent in 2003 from 47.6 per cent in 2002.

Expenditures

     Italy has a comprehensive system of social services, including public health, public education and pension, disability and unemployment benefits programs, most of which are administered by the Government or by local authorities receiving Government funding. These social services are funded in part by contributions from employers and employees and in part from general tax revenues.

     Social Services. Social Services includes expenditures for pensions, disability and unemployment benefits. The two principal social security agencies for private sector employees, the Istituto Nazionale Previdenza Sociale (“INPS”) and the Istituto Nazionale Assicurazioni e Infortuni sul Lavoro (“INAIL”), provide old-age pensions and temporary and permanent disability compensation for all the employees of the private sector and their qualified dependents and coverage for accidents in the workplace or permanent disability as a consequence of employment for workers of the industrial and agricultural sectors and for certain service sector employees. The social security entity for government employees, the Istituto Nazionale di Previdenza per i Dipendenti dell’Amministrazione Pubblica (“INPDAP”) provides similar services.

     Old-age pensions in Italy, as in much of the developed world, continue to present a significant structural fiscal problem. Controlling pension spending is a particularly important Government objective given Italy’s aging population. The following are the principal reforms to the Italian pension system since 1992:

•	Beginning in 1992, the Government adopted several measures designed to control the growth of pension expenditures. Among other measures, the Government abolished the indexation of pensions to reflect wage increases and froze or delayed early retirement pensions for certain categories of workers, raised the retirement age and increased the minimum contribution period for early retirement pensions.

•	In 1995, Parliament enacted legislation to reform the pension system. Under these reforms, each individual’s pension is determined on the basis of the contributions, adjusted for GDP growth, made to the system by the individual or by his employer on his behalf. No additional contributions are made by the Government. The Government, however, continues to provide welfare and disability pensions. Individuals with lower levels of contribution to the public pension system are encouraged to seek additional pension benefits through voluntary contributions to private funds.

•	In July 2004, Parliament enacted legislation to further reform Italy’s pension system. The reform, which will take effect in 2008, will further raise retirement age and increase minimum contribution periods required to qualify for early retirement pension and old age pension, as shown in the table below. In addition, the reform includes incentives to employees to delay retirement and, as with the 1995 reforms, seek additional pension benefits through contributions to private funds and will substantially delay severance payments.

Key 2004 Pension Reforms

Requirement to Qualify for:
	Early Retirement Pension	Old Age Pension
2004	(a) 57 years of age and 35 years of contributions; or	(a) 57 to 65 years of age and 5 years of contributions; or
	(b) 38 years of contributions, regardless of age	(b) 40 years of contributions, regardless of age

2005-2007	(a) 57 years of age and 35 years of contributions, or	Unchanged
(b) 38 years of contributions, regardless of age increasing to 39 years of contributions in 2006 and 2007

2008-2009	(a) 60 years of age and 35 years of contributions, or	(a) 65 years of age for men (60 for women) and 5 years of contributions; or
	(b) 40 years of contributions, regardless of age	(b) 60 years of age and 35 years of contributions; or (c) 40 years of contributions, regardless of age

2010-2013	(a) 61 years of age and 35 years of contributions, or	(a) 65 years of age for men (60 for women) and 5 years of contributions; or
	(b) 40 years of contributions, regardless of age	(b) 61 years of age and 35 years of contributions; or
(c) 40 years of contributions, regardless of age

From 2014	(a) 62 years of age and 35 years of contributions or	(a) 65 years of age for men (60 for women) and 5 years of contributions; or
	(b) 40 years of contributions, regardless of age	(b) 62 years of age and 35 years of contributions; or
(c) 40 years of contributions, regardless of age

     Expenditures for social services grew by 4.8 per cent in 2003, compared to 5.8 per cent in 2002 and 3.5 per cent in 2001. The decline in growth rate in 2003 reflects slower growth of pension expenditures, decreasing from 6.2 per cent in 2002 to 4.7 per cent in 2003, principally due to a lower inflation adjustment of 2.2 per cent in 2003 compared to 3.0 per cent in 2002 and to raises granted to certain categories of pensioners in 2002, which had contributed to an unusually high growth rate in pension expenditures for that year. As a percentage of GDP, social services expenditures increased to 17.2 per cent in 2003, from 17.0 per cent in 2002 and 16.6 per cent in 2001. This growth was principally due to an increase in pension expenditures as a percentage of GDP, from 15.4 per cent in 2002 to 15.7 per cent in 2003.

     According to the agency responsible for monitoring pension expenditures (Nucleo di Valutazione della Spesa Pensionistica), pension expenditures grew by 7.3 per cent per year from 1990 to 2001. This growth rate, however, steadily declined from 12.2 per cent per year from 1990-1992, to 7.3 per cent per year from 1993 to 1997 and 3.4 per cent per year from 1998 to 2001.

     Expenditures for public health and public education. Expenditures for public health and education are accounted for under wages and salaries, cost of goods and services and production grants. Italy has a public health service run principally by regional governments with funds provided by the Government. Local health units adopt their own budgets, establish targets and monitor budget developments. Public health care expenditures rose rapidly in 2000 and 2001, by 12.6 per cent and 11.0 per cent, respectively. The growth rate for public health care expenditures decreased to 5.4 per cent in 2002 due to slower growth of expenses for health care services provided in hospitals and substantially stable expenses for pharmaceutical products and to 2.9 per cent in 2003 due to decreasing expenditures for pharmaceutical products, partially off-set by higher expenses for health care services provided in hospitals. Public health care expenditures as a percentage of GDP amounted to 5.8 per cent in 2003, 5.9 per cent in 2002 and 5.7 per cent in 2001.

     Italy has a public education system consisting of elementary, middle and high schools and universities. Attendance at public elementary, middle and high schools is generally without charge to students, while tuition payments based on income level are required to attend public universities. Public schools generally follow a standard curriculum, and nationwide testing is used for graduation purposes. The Government has introduced programs to increase vocational and technical training. In 1997, the Government implemented a major reform of the education system, which, among other things, increased the number of years of compulsory education from eight to ten and imposed higher standards for the end-of-school exam (esame di maturità). Public education system expenditure was approximately €64,818 million or 5.0 per cent of GDP in 2003.

     Compensation of public employees. As a percentage of GDP, compensation of public employees increased to 11.0 per cent in 2003 from 10.8 per cent in 2002 and 2001. Compensation of public employees increased by 5.3 per cent in 2003 compared to 4.1 per cent in 2002, due to a 4.4 per cent increase in gross wages and a 7.3 per cent increase in social security contributions. The number of public employees remained substantially unchanged in 2003 and 2002, having increased by 1.9 per cent in 2001, and 0.7 per cent in 2000, following a significant reduction between 1995 and 1999.

     Interest payments. Interest payments by the Government declined by €3.3 billion in 2003 and €7.0 billion in 2002, having grown by €4.2 billion in 2001. The ratio of interest payments to GDP fell from 12.1 per cent in 1993 to 5.3 per cent in 2003, declining 0.5 per cent from 2002 to 2003 and 0.8 per cent from 2001 to 2002. Average interest rates, which declined steadily from 1991, were stable at 6.0 per cent in 1999 to 2001 and decreased to 5.3 per cent in 2002 and 5.1 per cent in 2003 due to the repayment of bonds with higher coupons and declining interest rates. Between May 1999 and October 2000, the average gross rate on Treasury bills rose from 2.6 per cent to 5.1 per cent, before falling to 1.9 per cent in June 2003 and rising to 2.1 per cent at the end of 2003. Similarly, the gross yield on ten-year domestic bonds rose from 3.9 per cent in January 1999 to 5.7 per cent in September 2000, fell to 3.7 per cent at June 2003 and rose to 4.4 per cent at the end of 2003.

Revenues

     Taxes. Italy’s tax structure includes taxes imposed at the State and local levels and provides for both direct taxation through income taxes and indirect taxation through a value added tax (“VAT”) and other transaction-based taxes. Income taxes consist of an individual tax levied at progressive rates and a corporate tax levied at a flat rate. In 2003, the maximum individual tax rate was 45 per cent, and the maximum corporate tax rate was 34 per cent. Corporations also pay local taxes, and the deductibility of those taxes for income tax purposes has been gradually eliminated over the last few years.

     VAT is imposed on the sale of goods and the rendering of services performed for consideration in connection with business or professions and on all imports of goods or services. Italy has issued legislation to harmonize its VAT with applicable European Union directives. The basic VAT rate is 20 per cent, although certain goods and services qualify for an exemption from VAT or a reduced rate. In addition to VAT, indirect taxes include customs duties, taxes on real estate and certain personal property, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.

     Italy has negotiated bilateral treaties for the avoidance of double taxation with virtually all industrialized countries.

     Low taxpayer compliance has been a longstanding concern for the Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Government has been under-reporting of income by self-employed persons and small enterprises. The Government’s efforts to increase tax compliance during the last four years have led to an increase in the general tax base and to an improvement in compliance.

     In each year 1999 through 2002, Italy enacted reforms to reduce the level of taxation. With the 2000 Budget Law the Government lowered taxes on purchases of a principal residence, on house rents and on building renovations, established further and higher allowances on personal income tax, lower inheritance and estate taxes, and reduced the tax rate on corporate merging and demerging operations from 27 per cent to 19 per cent. Key features of the tax reforms contained in the 2001 Budget Law included the full deductibility for income tax purposes of capital gains resulting from the sale of a principal residence and of costs associated with house renovations throughout 2001 and a gradual reduction of all income tax rates over the period 2001-2003. In addition, as a result of the 2001 Budget Law, income tax rate for companies (IRPEG) was reduced from 37 per cent to 36 per cent with effect from 2001, and 35 per cent with effect from 2002. Under the 2003 Budget law, the income tax rate for companies was further reduced to 34 per cent with effect from 2003. Italy’s fiscal burden, which is the aggregate of direct and indirect taxes and social security contributions as a percentage of GDP, decreased from 43.0 per cent in 1999 to 41.9 per cent in 2002 and rose back to 42.8 per cent in 2003, principally due to the effect of one-off direct taxes introduced during 2003.

     As part of the tax reforms enacted in recent years, the Government is modernizing its tax management system. Key features of this modernization include:

•	harmonizing the tax authority’s and social security agency’s data banks, thus enabling the Government to cross-check social security contributions and tax payments. The innovation also is intended to resolve structural problems that had resulted in significant backlog in processing tax reimbursement requests in the past;

•	electronic tax return filings made through intermediaries and, since June 2000, by taxpayers directly; and

•	the publication of parameters for different sectors of the economy that are intended to serve as a basis to calculate tax payables by each sector.

     The following table sets forth the composition of tax revenues for each of the five fiscal years ended December 31, 2003.

Composition of Tax Revenues(1)

	1999	2000	2001	2002	2003
	(millions of euro)
Direct taxes
Personal income tax	114,661	113,970	120,931	120,204	124,134
Corporate income tax	29,759	28,622	32,521	29,651	28,948
Local income tax	366	165	195	145	59
Investment income tax	11,535	18,426	15,174	12,620	10,505
Other(2)	5,492	3,774	8,739	7,693	13,769

Total direct taxes	161,813	164,957	177,560	170,313	177,415
Indirect taxes
VAT	75,775	89,022	91,515	93,881	97,401
Other transaction-based taxes	16,464	15,042	14,519	16,497	18,377
Production taxes	26,945	26,532	25,936	26,034	27,436
Tax on State monopolies	6,398	7,357	7,305	7,685	7,770
National Lottery	11,701	8,887	7,722	8,858	6,839
Others	701	679	637	638	3,760
Total indirect taxes	137,983	147,519	147,634	153,593	161,583

Total taxes	299,797	312,476	325,194	323,906	338,998

(1)	The data presented is prepared for the State sector budget and does not correspond precisely to the general government budget figures contained in the table entitled “General Government Revenues and Expenditures under “— Revenues and Expenditures”, primarily because (a) the latter include indirect taxes levied by regional and local governments and (b) the latter do not reflect adjustments to the State sector budget relating to the regional government budgets of Sicily and Sardinia.

(2)	The taxes classified as “other” are non-recurring and, accordingly, this item is highly variable.

Source: Annual Report of the Bank of Italy (May 2004) for the year ended December 31, 2003.

Government Enterprises

     The following chart summarizes, certain key data for each of the principal state-owned enterprises for the periods indicated. The Government currently continues to participate in the election of the respective boards of directors but does not directly participate in the management of these companies.

Principal Government Enterprises

				Total	Total
				Assets	Liabilities	Net profit (loss)
		Per cent of
		Government		At December 31,		As of December 31,
		Ownership as of
Company	Industry Sector	March 1, 2005(1)		2003	2003	2001	2002	2003
				(millions of euro)
Alitalia Linee Aeree Italiane S.p.A.	Airline	62.3%		5,259	3,995	(907)	93	(520)
Cassa Depositi e Prestiti	Banking/Financial Services	70.0%		264,709	257,289	25	72	N.A.
ENEL S.p.A.	Electricity/Utility	41.8	%(2)	69,839	48,525	3,952	2,008	2,509
ENI S.p.A.	Energy	30.3	%(2)	70,722	39,240	8,228	4,593	5,585
Ferrovie dello Stato S.p.A.	Railroads	100.0%		85,986	52,521	29	77	31
Poste Italiane S.p.A.	Post	100.0	%(2)	47,142	45,809	(76)	N.A.	N.A.
Finmeccanica S.p.A.	Aerospace/Defense	32.3%		26,679	23,377	188	203	199
RAI Holding S.p.A.	Broadcasting	99.6%		2,685	1,913	(23)	(17)	82
GRTN S.p.A.	Energy transmission	100.0%		2,263	2,183	7	11	12

(1)	The percentages refer to the holding company (S.p.A.), while the financial data refers to the entire group on a consolidated basis.

(2)	Including the share indirectly owned by the Government through Cassa Depositi e Prestiti S.p.A.

Source: Ministry of Economy and Finance

     Finmeccanica is Italy’s second largest manufacturer in the aerospace and defense sector. Due to Finmeccanica’s involvement in the defense sector, the Government maintained a significant interest in the share capital of the company through the Ministry of Economy and Finance (approximately 32 per cent), retained a golden share, and limited the maximum ownership of any shareholder to 3 per cent.

Privatization Program

     Privatizations managed by the Italian Treasury. Since the beginning of 1994, the Treasury has carried out a number of privatizations in the financial institutions sector, the telecommunications sector, integrated oil companies and electricity utilities. Based on Treasury data, from February 1994 to date the Government raised approximately €135 billion (including revenues from the IRI disposal program), making the Italian privatization program one of the largest privatization programs in Europe.

     The Italian Treasury currently holds majority or controlling interests in approximately 28 public companies. In its 2002 Stability and Growth Program, the Italian Treasury estimated that the value of these holdings amounted to approximately €80 billion. Italy announced in its 2005-2008 Program Document that it intends to accelerate its privatization program during the 2005-2008 period. Italy estimates that proceeds from privatizations, state-owned real estate disposals and securitizations in the 2005-2008 period should yield approximately €100 billion, enabling it to reduce public debt as a percentage of GDP to under 100% by 2007.

     The table below illustrates the Italian privatizations managed by the Treasury since 1994 that generated proceeds of over €100 million.

Principal privatizations managed directly by the Italian Treasury
(from 1994 to December 2004)

				Gross proceeds in	Percentage of capital
Company Name	Industry Sector	Offer Date	Offering Type	millions of euro	disposed of
IMI	Banking	Feb 1994	Public Offering	927	27.90	(1)
INA	Insurance	June 1994	Public Offering	2,343	49.45	(1)
IMI	Banking	July 1995	Private Placement	472	14.03
INA	Insurance	Oct 1995	Private Placement	871	16.17
ENI	Oil	Nov 1995	Public Offering	3,254	15.05	(1)
INA	Insurance	June 1996	Exchangeable	1,684	31.08
IMI	Banking	June 1996	Marketed block trade	259	6.94
ENI	Oil	Nov 1996	Public Offer	4,586	16.19	(1)
Istituto San Paolo di Torino	Banking	June 1997	Public Offer	148	3.36
ENI	Oil	July 1997	Public Offering	6,832	18.21	(1)
Telecom Italia	Telecom	Oct 1997	Public Offer/Private	11,817	42.10
Seat	Publishing	Nov 1997	Competitive bidding	854	44.74
ENI	Banking	June 1998	Public Offer	6,712	15.21	(1)
BNL	Banking	Dec 1998	Public Offer/Private Placement	3,464	68.27
ENEL	Utility	Oct 1999	Public Offer	16,550	32.42
Mediocredito Centrale	Banking	Dec 1999	Trade sale	2,037	100.00
Banco di Napoli	Banking	Dec 2000	Government tender in Public Offer	494	16.16
ENI	Oil	Feb 2001	Competitive Bidding	2,721	5.00
Telecom Italia	Telecom	Dec 2002	Private placement	1,434	3.46
ETI	Tobacco	July 2003	Trade Sale	2,325	100.00
ENEL	Electricity	Nov 2003	Private Placement	2,173	6.60
ENEL	Electricity	Oct 2004	Public Offer	7,636	18.86%

(1)	Inclusive of bonus shares which were allocated to Italian retail investors who retained the shares sold for a specified period.

Source: Ministry of Economy and Finance

     The legislation governing privatizations contemplates a variety of methods of sale, including public offerings (including employee offerings), public auctions, private placements and trade sales and also allows the creation of stable core shareholder groups. In addition, this legislation grants the State certain special powers in connection with any transfer of a controlling interest in certain state-owned companies operating in public service sectors.

     Under Italian law, and in order to achieve the public finance objectives established with the Maastricht Treaty, all proceeds of the privatization of entities directly owned by the Treasury are deposited into a fund established in 1993 (Fondo per l’ammortamento dei titoli di Stato), prior to their use for the purchase or repayment of outstanding Treasury securities.

     The original purpose of the privatization program was to reduce the level of direct Government ownership; thereby lowering the level of State subsidy and improving industrial efficiency. The privatization program has resulted in a major structural change in the Italian industrial and financial markets, with a significant decrease in direct Government involvement in the management of industrial and financial companies.

     The success of the privatization program is largely attributable to capital market reforms, to the implementation of a clear regulatory framework and to the increased interest by Italian retail investors in the equity market. The Italian Stock Exchange was privatized in 1997 and initiatives have been introduced to protect minority shareholders, promote transparent corporate governance and eliminate barriers to changes in corporate control. Increased participation by retail investors in domestic capital markets has been a leading contributor to the success of Italy’s privatization program. Prior to the commencement of Italy’s privatization program in 1993, Italy’s domestic retail investors historically had demonstrated a strong preference for investing in Government bonds and other fixed income securities rather than equities. As Italy has historically benefited from one of the highest domestic saving rates in Western Europe, the success of Italy’s privatization program has been largely attributable to the Government’s ability to attract domestic savings and promote the growth of equity investment. The Government has attained this goal through a combination of innovative offer structures, attractive retail incentive packages and widespread marketing campaigns. Between 1991 and 2003, the ratio of overall market capitalization of Italian Stock Exchange listed companies to nominal GDP increased from 12 per cent to 37.5 per cent, having reached a peak of 70 per cent in 2000. At December 31, 2003 total market capitalization was €487 billion, up from €458 billion as of December 31, 2002 and down from €587 billion at December 31, 2001.

     Proceeds from privatizations in 2002, including revenues from the IRI disposal program, were the lowest since 1994, when the privatization process began, amounting to €1.5 billion compared to €3.0 billion in the previous year. During 2003, the Treasury sold 6.6% of ENEL shares for a total consideration of €2.2 billion, completed a €2.3 billion trade sale of 100% of its interest in Ente Tabacchi Italiani S.p.A. and sold all of the shares it owned in mediocredito Friuli Venezia for €61 million. In addition, in December 2003 the Treasury transferred shares representing 10.35% of ENEL, 10% of ENI and 35% of Poste Italiane to Cassa Depositi e Prestiti (“CDP”), a wholly owned entity with historical responsibility for promoting local development and managing postal savings instruments, in exchange for the transfer by CDP to the Treasury of approximately €11 billion. These transfers were part of a series of transactions that included the conversion of CDP into a joint stock company, the further assumption by the Treasury of a portion of CDP’s assets and liabilities, and the subsequent sale by the Treasury of a 30% minority stake in CDP to 65 Italian banking foundations for an aggregate consideration of €1.1 billion.

     Privatizations managed by IRI. IRI has played a major role in the Italian privatization program. Proceeds from the privatization activities of the IRI group were €56.5 billion for the period from July 1992 to December 2001. During the three years ended December 31, 2002, IRI paid to the Ministry of Economy and Finance, its shareholder, dividends totaling €6.2 billion. On June 27, 2000 IRI was put into liquidation proceedings having completed its mandate. In connection with its liquidation IRI made advance payments to the Ministry of Economy and Finance amounting to €8.0 billion in 2000 and €3.0 billion in 2001. On November 30, 2002, IRI merged into Fintecna S.p.A.

Major Privatizations managed directly by IRI in the period 1999-2001

				Gross Revenue in	Percentage of
Company Name	Industry Sector	Offer Date	Offer Type	millions of euro	capital disposed of
Autostrade	Infrastructure	Oct 1999	Private Placement	2,536	30.0
	Infrastructure	Dec 1999	Secondary Public Offer	4,185	52.0
Aeroporti di Roma	Infrastructure	Nov 1999/ June 2000	Private Placements	1,379	54.2
Finmeccanica	Aerosp./Defense	June 2000	Secondary Public Offer	5,505	43.8
Cofiri	Financial services	Feb 2001	Private Placement	508	100.0

Source: Treasury’s evaluations based on IRI data

Government Real Estate Disposal Program

     The Government plans to dispose of its real estate assets to reduce the costs associated with owning those assets and to further reduce State debt. In its 2002 Stability and Growth Program, the Government estimated that the value of its real estate assets that could be disposed of in the short term was between €23 billion and €30 billion.

     In September 2001, the Government approved new legislation to accelerate its real estate disposal program in light of the disappointing results attained in 2000 and early 2001. The program has been extended to all of the State’s real estate assets, including real estate assets owned by social security entities, and includes a securitization program. The Government completed its first real estate securitization transaction in December 2001. The proceeds of this securitization transaction totaled €2.1 billion, which were paid to the Government in December 2001 and, pursuant to Eurostat methodology, accounted for in the three-year period 2002-2004. The Government completed its second real estate securitization transaction in December 2002, raising proceeds of €6.6 billion and its third real estate securitization transaction in December 2004, raising proceeds of €3.3 billion.

PUBLIC DEBT

General

     The Annual Financial Law and the Budget Law authorize the incurrence of debt by the Government. See “Public Finance — The Budget Process.” The Annual Financial Law sets a gross limit on issuances of Treasury securities other than Buoni Ordinari del Tesoro or BOTs, which are zero-coupon notes with a three-, six-, or twelve-month maturity. The Budget Law sets a net limit on all issuances of Treasury securities, excluding issuances to refinance outstanding Treasury securities. In addition to Treasury securities and borrowings, Italy’s public debt includes debt incurred by public social security agencies, regional and local governments and other authorities.

     The Treasury administers the public debt and the financial assets of Italy. The Bank of Italy provides technical assistance to the Treasury in connection with auctions for domestic bonds and acts as paying agent for Treasury securities.

     While Italy’s debt-to-GDP ratio has decreased steadily from 124.3 per cent of GDP in 1994 to 106.2 per cent of GDP in 2003, it remains substantially higher than the 60 percent Maastricht reference value. Italy announced in its 2005-2008 Program Document that it intends to increase the pace at which it is reducing public debt as a percentage of GDP through privatizations of state-owned assets.

     The following table summarizes Italy’s public debt as at December 31 in each of the years 1999 through 2003, including debt represented by Treasury securities and liabilities to holders of postal savings.

Public Debt

	1999	2000	2001	2002	2003
	(millions of euro)
Debt incurred by the Treasury:
Short term bonds (BOT)(1)	119,643	102,093	113,810	113,740	119,645
Medium and long term bonds (initially incurred or issued in Italy)	918,270	937,248	948,244	946,535	952,084
External bonds (initially incurred or issued outside Italy)(2)	58,140	69,471	79,795	81,201	84,147

Total Treasury Issues	1,096,053	1,108,812	1,141,849	1,141,476	1,155,876
Postal savings(3)	103,281	117,023	138,207	151,939	101,429
Debt incurred by:
FS bonds and other debt(4)	13,257	11,012	6,932	4,889	3,408
ANAS bonds and other debt(5)	3,273	2,141	900	384	218
Other State sector entities(6)	14,193	13,115	9,960	8,370	12,018
Other general government entities(7)	49,226	44,997	49,957	53,195	108,479

Total public debt	1,279,283	1,297,100	1,347,805	1,360,253	1,381,428
as a percentage of GDP	115.5%	111.2%	110.6%	107.9%	106.2%
Treasury accounts(8)	(27,952)	(19,331)	(21,487)	(21,185)	(13,048)

Total public debt net of Treasury accounts	1,251,331	1,277,769	1,326,318	1,339,068	1,368,380

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or 12 months.

(2)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements.

(3)	Postal savings are demand, short- and medium-term deposit accounts, as well as long-term certificates that may be withdrawn by the account owner prior to maturity with nominal penalties. As of the date of conversion of Cassa Depositi e Prestiti (“CDP”) into a joint stock company in 2003, the Ministry of Economy and Finance assumed certain postal savings liabilities as described in greater detail below.

(4)	Includes FS bonds, which are securities issued by Ferrovie dello Stato S.p.A., or FS, the State railway entity and other debt incurred by FS and assumed by the Treasury by law in 1996.

(5)	Includes ANAS (Azienda Nazionale per le Strade) bonds, which are securities issued by ANAS, the State Road Board and other debt incurred by ANAS.

(6)	Includes loans and securities issued by the Institute of Credit for Public Works (CREDIOP) and certain other entities. All indebtedness included in this line item is net of Treasury securities owned by such entities.

(7)	The increase in debt of “other general government entities” in 2003 was largely due to the conversion of CDP into a joint stock company in 2003, as described in greater detail below.

(8)	The line item “Treasury accounts” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. See “Monetary System — Monetary Policy.”

Source: Ministry of Economy and Finance

     On December 5, 2003, the Ministry of Economy and Finance issued a Decree pursuant to which Cassa Depositi e Prestiti (“CDP”), an administrative entity with historical responsibility for promoting local development, including by lending to local government entities, and managing postal savings instruments, was converted into a joint stock company, wholly owned by the Italian Treasury. Subsequently, in December 2003, the Treasury sold a 30% stake in CDP to 65 Italian banking foundations.

     From December 12, 2003, the date of its conversion into a joint stock company, CDP is no longer considered part of the general government and its liabilities are no longer accounted for as public debt. In connection with the conversion of CDP into a joint stock company:

•	the Ministry of Economy and Finance assumed €101.4 billion of CDP’s postal bonds and accounts, shown in the table above as “Postal Savings”. Prior to December 2003, Italy accounted for CDP’s entire postal savings liabilities under “Postal Savings”;

•	the remaining approximately €73.7 billion of CDP’s obligations in respect of postal savings ceased to be accounted for as a portion of public debt; and

•	loans totaling €20.0 billion, granted by CDP to local government entities, which previously had not been accounted for as public debt as they were loans made from one general government entity to another, were thenceforth included in public debt of local government entities, shown in the table above under “other general government entities”. The increase in debt of “other general government entities,” shown in the table above, is largely the result of this recharacterization.

     Debt management continues to be geared towards lengthening the average maturity of public debt, which steadily increased from 5.63 years at December 31, 1999 to 5.87 years at December 31, 2001. The average maturity of public debt decreased to 5.56 years at December 31, 2002 due principally to a bond exchange with the Bank of Italy on December 31, 2002. The Ministry of Economy and Finance issued to the Bank of Italy €15.4 billion of BTPs with interest rates ranging from 5.0 per cent to 6.5 per cent and maturing between 2012 and 2031 in exchange for €39.4 billion of outstanding 1.0 per cent BTPs maturing between 2014 and 2044 issued in 1993. The average maturity of public debt increased to 6.05 years at December 31, 2003.

     The Government’s objectives with respect to the management of public debt are to minimize the cost of borrowing in the medium-term and to reduce the volatility of interest payments. In accordance with these objectives, the Treasury has, in the past, gradually increased the proportion of total Government bonds in circulation represented by fixed-rate securities, while reducing the proportion represented by floating rate and short-term securities, from approximately two-thirds to less than one third.

     In January 1999, the Treasury redenominated all its negotiable lire public debt into euro. Since more than half of its external debt was denominated in the currencies of countries that joined the euro area, the introduction of the single currency has led to a significant reduction in exposure to exchange rate changes.

     The following table summarizes the Treasury’s public debt as of the dates indicated.

Public Debt of the Treasury

	March 31, 2004		June 30, 2004		September 30, 2004		December 31, 2004
	(millions of euro)
Short term bonds (BOT)	141,605		144,550		144,095		118,750
Medium and long term bonds (initially incurred or issued in Italy)	964,209		989,228		996,281		979,506
External bonds (initially incurred or issued outside Italy) (1)	90,743	(2)	92,110	(2)	89,886	(2)	85,988	(3)

Total debt incurred by the Treasury	1,196,557		1,225,888		1,230,262		1,184,244

(1)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements. In addition, the total amount of external bonds shown above includes US$989 million of debt originally incurred outside Italy by Ferrovie dello Stato S.p.A., or FS, the State railway entity, and assumed by the Treasury by law in 1996.

(2)	The total amounts of external bonds shown above include outstanding debt under Italy’s €10 billion Commercial Paper program, with maturity of less than one year. All amounts of debt outstanding under Italy’s Commercial Paper Program are repaid in full every year by year-end.

(3)	The amount of external bonds shown above is not directly comparable to the total amount of external bonds indicated in the table “External Bonds of the Treasury as of December 31, 2004” below, which does not take into account (i) the effect of currency swaps and (ii) FS debt incurred outside Italy.

Source: Ministry of Economy and Finance

Summary of Internal Debt

     Internal debt is debt initially incurred or issued in Italy, regardless of the currency of denomination. The total internal public debt as at December 31, 2003 was €1,277,241 million, an increase of €11,327 million from December 31, 2002. Since January 1, 1999, all newly issued internal debt has been denominated in euro. Prior to that time, all internal debt was denominated in lire or in ECU. The following table summarizes the internal public debt as at December 31 in each of the years 1999 through 2003.

Internal Public Debt

	1999	2000	2001	2002	2003
	(millions of euro)
Debt incurred by the Treasury:
Short Term Bonds (BOT)(1)	119,643	102,093	113,810	113,740	119,645
Medium and Long Term Bonds
CTZ(2)	82,498	62,416	48,577	59,193	52,636
CCT(3)	249,457	239,740	228,214	215,470	197,540
of which:
Floating rate	246,213	238,240	228,214	215,470	197,540
CTE(4)	3,244	1,500
BTP(5)	586,315	635,092	671,453	671,872	691,705
BTP€i(6)					10,203

Total	1,037,913	1,039,341	1,062,054	1,060,275	1,071,729
Postal bonds(7)	103,281	69,255	73,387	77,250	57,522
Postal accounts(7)	—	47,768	64,820	74,689	43,907
FS bonds and loans(8)	7,205	5,578	2,065	1,032	1,032
ANAS bonds and loans (9)	2,491	1,622	384	384	218
Other State sector entities(10)	(2,254)	11,282	8,507	7,352	11,204
Other general government entities(11)	41,632	39,042	43,345	44,932	91,629

Total internal public debt	1,190,268	1,213,888	1,254,562	1,265,914	1,277,241
Treasury accounts(12)	(27,952)	(19,331)	(21,487)	(21,185)	(13,048)

Total internal public debt net of Treasury account	1,162,316	1,194,557	1,233,075	1,244,729	1,264,193

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or 12 months.

(2)	CTZs (Certificati del Tesoro Zero-Coupon), introduced in 1995, are zero-coupon notes with maturities of eighteen or twenty-four months.

(3)	CCTs (Certificati di Credito del Tesoro) are medium- and long-term notes at a variable interest rate with a semiannual coupon.

(4)	CTEs (Certificati del Tesoro denominated in ECU) were CCTs issued in ECU.

(5)	BTPs (Buoni del Tesoro Poliennali) are medium- and long-term notes that pay a fixed rate of interest, with a semiannual coupon.

(6)	BTP€is (inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the euro-zone harmonized index of consumer prices, excluding tobacco.

(7)	“Postal Bonds” are long-term certificates that may be withdrawn by the account owner prior to maturity with nominal penalties, and “Postal Accounts”, are demand, short- and medium-term deposit accounts held by the private sector and by the Treasury on behalf of public companies, such as Infrastrutture S.p.A., Fintecna S.p.A. and companies formed in connection with securitization transactions carried out by the Treasury. As of the date of conversion of CDP into a joint stock company in 2003, the Ministry of Economy and Finance assumed certain postal savings liabilities as described in greater detail above under “Debt — General.”

(8)	Includes FS bonds and other debt incurred by FS and assumed by the Treasury by law in 1996.

(9)	Includes ANAS bonds and other debt incurred by ANAS.

(10)	Includes loans and securities issued by the Institute of Credit for Public Works (CREDIOP) and certain other entities. All indebtedness included in this line item is net of Treasury securities owned by such entities.

(11)	All indebtedness included in this line has been treated as funded debt in this “Public Debt” section. A small portion, however, may have had a maturity at issuance of less than one year or may have been incurred or issued abroad. The increase in debt of “other general government entities” in 2003 was largely due to the conversion of CDP into a joint stock company in 2003, as described in greater detail above under “Debt — General.”

(12)	The line item “Treasury accounts” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. See “Monetary System — Monetary Policy.”

Source: Ministry of Economy and Finance

     The following table divides the internal public debt into floating debt and funded debt as at December 31 in each of the years 1999 through 2003. Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

	1999	2000	2001	2002	2003
	(millions of euro)
Floating internal debt(1)	38,379	77,732	108,131	119,680	92,551
Funded internal debt	1,151,889	1,136,156	1,146,431	1,146,234	1,184,690

Total internal public debt	1,190,268	1,213,888	1,254,562	1,265,914	1,277,241

(1)	Includes BOTs with a maturity at issuance of three and six months and postal accounts.

Source: Ministry of Economy and Finance

     Italy reduced the ratio of short-term bonds to total debt issued from 23.22 per cent in 1994 to 9.16 per cent in 2000. This ratio increased to 9.95 per cent in 2001 and 2002 and to 10.34 per cent in 2003. Italy reduced the ratio of CCTs to total debt issued from 22.29 per cent in 1999 to 17.07 per cent in 2003. The ratio of BTPs to total debt issued increased from 53.2 per cent in 1999 to 59.77 per cent in 2003.

Summary of External Debt

     External debt is debt initially incurred or issued outside Italy, regardless of the currency of denomination. Total external public debt as at December 31, 2003 was €104,187 million, an increase of €9,848 million from December 31, 2002.

     The following table summarizes the external public debt as at December 31 in each of the years 1999 through 2003.

External Public Debt

	1999	2000	2001	2002	2003
	(millions of euro)
External Treasury Bonds(1)	58,140	69,471	79,795	81,201	84,147
FS bonds and loans(2)	6,052	5,434	4,867	3,857	2,376
ANAS bonds	782	519	516	—	—
Other State sector entities	2,254	1,833	1,453	1,018	814
Other general government entities	7,594	5,955	6,612	8,263	16,850

Total external public debt	74,822	83,212	93,243	94,339	104,187

(1)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements. All amounts of debt outstanding under Italy’s €10 billion Commercial Paper program are repaid in full every year by year-end.

(2)	Includes FS bonds and other debt incurred by FS outside Italy and assumed by the Treasury by law in 1996.

Source: Ministry of Economy and Finance

     The following table sets forth a breakdown of the external public debt of the Treasury, by currency, as at December 31 in each of the years 1999 through 2003. The amounts shown below are nominal values at issuance, before giving effect to currency swaps, and do not include external public debt of other state sector entities and other general government entities and obligations outstanding under Italy’s Commercial Paper program. The US$ amount shown below includes US$989 million of debt originally incurred outside Italy by FS and assumed by the Treasury by law in 1996. Italy often enters into currency swap agreements in the ordinary course of the management of its debt.

	1999	2000	2001	2002	2003
	(millions)
Euro	21,073	21,496	25,310	21,753	21,354
British Pounds	700	1,305	2,505	2,005	2,605
Swiss Francs	3,800	5,800	6,800	7,800	8,800
U.S. Dollars	24,692	29,074	30,866	38,591	45,675
Japanese Yen	1,475,000	1,675,000	1,475,000	1,475,000	1,325,000
Norwegian Kroner	—	—	—	2,000	4,000

Source: Ministry of Economy and Finance

     Although historically Italy has not relied heavily on external debt, the Treasury raised approximately US $69.9 billion by issuing bonds denominated in euro and currencies other than euros during the period 1999 through 2003. As of December 31, 2003, external debt accounted for approximately 7.54 per cent of total public debt, compared to 5.85 per cent at December 31, 1999. As of December 31, 2003, external Treasury bonds denominated in euro and those denominated in currencies other than euro accounted for 4.83 per cent and 2.51 per cent of total Treasury bonds, respectively.

     Italy accesses the international capital market through a Global Bond Program registered under the United States Securities Act of 1933, a Medium-Term Note Program established in 1998 and a Commercial Paper Program established in 1999. The Global Bond Program has been Italy’s principal source of funding from the international capital markets since 2001. Italy introduced collective action clauses (CACs) in the documentation of all New York law governed bonds issued after June 16, 2003.

     In 2003, Italy increased to US$ 40 billion the authorized amount under its Medium-Term Note Program. Also in 2003, the Government announced an increase to €10 billion of the authorized amount under its Commercial Paper Program.

     In addition to its direct indebtedness, the Government also guarantees certain third-party indebtedness, such guarantees arising by operation of law. Under Italian commercial law, a sole shareholder guarantees the company’s indebtedness incurred while such joint stock company is wholly-owned by such shareholder. Such guarantee is limited to cases of insolvency of a joint stock company. Therefore, indebtedness of joint stock companies incurred during the period that such companies are or were wholly-owned by the Government is guaranteed by the Government by operation of law. In 1993, Parliament extended this provision to all preexisting indebtedness of State holding companies converted to joint stock companies.

Debt Service

     The aggregate nominal amount, before giving effect to currency swaps, of scheduled repayments in respect of the principal amount on Treasury securities constituting external debt outstanding as at December 31, 2003 was as follows:

				2012
	2004	2005	2006-2011	and after
	(millions)
Euro	1,176	3,000	9,796	7,382
British Pounds	—	105	600	1,900
Swiss Francs	1,000	1,300	6,500	—
U.S. Dollars	2,086	4,100	25,989	13,500
Japanese Yen	200,000	225,000	450,000	450,000
Norwegian Kroner	—	—	—	4,000

Source: Ministry of Economy and Finance

Debt Record

     Since its founding in 1946, the Republic of Italy has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION

Floating Internal Debt of the Treasury(1)
as of December 31, 2003
(millions of euro)

		Maturity	Outstanding
Title	Interest Rate	date	principal amount
BOT (3 months)	various	various	6,750
BOT (6 months)	various	various	41,894
Postal accounts	floating	none	43,907

Total floating internal debt of the Treasury			92,551
Treasury accounts	floating	none	(13,048)

Total floating internal debt net of Treasury accounts			79,503

Funded Internal Debt of the Treasury(1)
as of December 31, 2003
(millions of euro)

			Outstanding
	Interest	Maturity	principal
Title	Rate (%)	Date	amount
BOT (12 months)	various	various	71,001
CTZ	various	various	52,636
CCT	various	various	197,540
BTP	various	various	691,705
BTP€i	various	various	10,203

Total funded internal debt of the Treasury			1,023,085

(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Source: Ministry of Economy and Finance

External Bonds of the Treasury
as of December 31, 2003

     The table “External Bonds of the Treasury as of December 31, 2003,” pages 74 to 76 of Exhibit (d) of the Annual Report on Form 18-K for the year ended December 31, 2002, filed February 11, 2004, is incorporated by reference in this Annual Report.

External Bonds of the Treasury
as of December 31, 2004

		Initial Public			Original Principal	Principal Amount
Title	Interest Rate(%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	Equivalent in euro
US$(1)
$3,500,000,000	6.875%	98.725%	September 27, 1993	September 27, 2023	3,500,000,000	3,500,000,000	2,569,561,706
$1,500,000,000	6.025%-6.88%	100.000%	March 5, 1996	Mar 5, 2004/12	1,500,000,000	1,500,000,000	1,101,240,731
$750,000,000	5.81%-6.70%	100.000%	March 5, 1996	Mar 5, 2002/10	750,000,000	750,000,000	550,620,366
$1,500,000,000	5.97% -6.25%	100.000%	December 20, 1996	Dec 20, 2004/12	1,500,000,000	1,500,000,000	1,101,240,731
$2,500,000,000	6.000%	99.755%	May 29, 1998	May 29, 2008	2,500,000,000	2,500,000,000	1,835,401,219
$2,000,000,000	7.250%	99.682%	February 7, 2000	February 7, 2005	2,000,000,000	2,000,000,000	1,468,320,975
$2,000,000,000	6.000%	99.274%	February 22, 2001	February 22, 2011	2,000,000,000	2,000,000,000	1,468,320,975
$2,000,000,000	5.250%	99.506%	April 5, 2001	April 5, 2006	2,000,000,000	2,000,000,000	1,468,320,975
$100,000,000	5.000%	99.635%	May 15, 2001	May 15, 2005	100,000,000	100,000,000	73,416,049
$3,000,000,000	4.375%	99.468%	October 25, 2001	October 25, 2006	3,000,000,000	3,000,000,000	2,202,481,462
$2,000,000,000	4.375%	98.007%	January 28, 2002	October 25, 2006	2,000,000,000	2,000,000,000	1,468,320,975
$2,000,000,000	5.625%	99.893%	March 1, 2002	June 15, 2012	2,000,000,000	2,000,000,000	1,468,320,975
$2,000,000,000	4.625%	99.594%	March 22, 2002	June 15, 2005	2,000,000,000	2,000,000,000	1,468,320,975
$1,000,000,000	5.625%	99.392%	May 8, 2002	June 15, 2012	1,000,000,000	1,000,000,000	734,160,487
$300,000,000	3 mth libor - 0.065%	100.000%	August 1, 2002	August 1, 2007	300,000,000	300,000,000	220,248,146
$3,000,000,000	3.625%	99.721%	September 4, 2002	September 4, 2007	3,000,000,000	3,000,000,000	2,202,481,462
$3,000,000,000	2.500%	99.767%	January 30, 2003	March 31, 2006	3,000,000,000	3,000,000,000	2,202,481,462
$2,000,000,000	5.375%	98.436%	February 27, 2003	June 15, 2033	2,000,000,000	2,000,000,000	1,468,320,975
$2,000,000,000	4.375%	99.694%	February 27, 2003	June 15, 2013	2,000,000,000	2,000,000,000	1,468,320,975
$1,250,000,000	3.250%	99,949%	May 6, 2003	May 6, 2008	1,250,000,000	1,250,000,000	917,700,609
$2,000,000,000	2.500%	99.521%	July 3, 2003	July 15, 2008	2,000,000,000	2,000,000,000	1,468,320,975
$3,000,000,000	2.750%	99.901%	November 13, 2003	December 15, 2006	3,000,000,000	3,000,000,000	2,202,481,462
$100,000,000	4.170%	100.000%	November 14, 2003	November 15, 2010	100,000,000	100,000,000	73,416,049
$100,000,000	4.060%	100.000%	December 9, 2003	December 9, 2010	100,000,000	100,000,000	73,416,049
$2,000,000,000	2.75%	100.239%	January 14, 2004	December 15, 2006	2,000,000,000	2,000,000,000	1,468,320,975
$2,000,000,000	3.25%	99.515%	March 3, 2004	May 15, 2009	2,000,000,000	2,000,000,000	1,468,320,975
$2,000,000,000	3.75%	99.783%	June 30, 2004	December 14, 2007	2,000,000,000	2,000,000,000	1,468,320,975

Euro(2)
€1,000,000,000	3 mth libor	100.000%	October 30, 1990	October 30, 2005	1,000,000,000	1,000,000,000	1,000,000,000
€2,500,000,000	9.250%	98.160%	March 7, 1991	March 7, 2011	2,500,000,000	2,500,000,000	2,500,000,000
€1,022,583,762	3 mth libor+ 0.0625%	99.887%	December 11, 1995	December 20, 2002/10	1,022,583,762	1,022,583,762	1,022,583,762
€567,225,275	6.250%	100.790%	May 29, 1997	May 29, 2012	567,225,275	567,225,275	567,225,275
€762,245,086	5.875%	101.594%	July 2, 1997	July 2, 2007	762,245,086	762,245,086	762,245,086
€1,533,875,644	5.750%	101.663%	July 10,1997	July 10, 2007	1,533,875,644	1,533,875,644	1,533,875,644
€60,000,000	FRN/FX	99.610%	October 8, 1998	October 8, 2018	60,000,000	60,000,000	60,000,000
€300,000,000	Index linked	101.425%	October 15, 1998	October 15, 2018	300,000,000	300,000,000	300,000,000
€1,000,000,000	4.000%	99.342%	October 26, 1998	October 26, 2005	1,000,000,000	1,000,000,000	1,000,000,000
€1,000,000,000	CMS	99.950%	May 6, 1999	May 6, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€1,000,000,000	CMS	101.600%	June 28, 1999	June 28, 2029	1,000,000,000	905,000,000	905,000,000
€1,000,000,000	CMS	100.750%	August 30, 1999	August 30, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€1,000,000,000	5.250%	99.952%	March 10, 2000	March 10, 2005	1,000,000,000	1,000,000,000	1,000,000,000
€2,000,000,000	4.750%	99.706%	January 23, 2001	January 23, 2006	2,000,000,000	2,000,000,000	2,000,000,000
€150,000,000	Zero Coupon	100.000%	February 20, 2001	February 20, 2031	150,000,000	150,000,000	150,000,000

		Initial Public			Original Principal	Principal Amount
Title	Interest Rate(%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	Equivalent in euro
€3,000,000,000	5.750%	100.040%	July 25, 2001	July 25, 2016	3,000,000,000	3,000,000,000	3,000,000,000
€400,000,000	3 mth libor – 0.06%	100.000%	January 22, 2002	January 22, 2012	400,000,000	400,000,000	400,000,000
€1,000,000,000	3 mth euribor - 0.06%	100.000%	July 24, 2003	January 24, 2007	1,000,000,000	1,000,000,000	1,000,000,000
€150,000,000	84.5% cms 10Y	100.000%	April 26, 2004	April 26, 2019	150,000,000	150,000,000	150,000,000

Swiss Francs(3)
ChF 300,000,000	Zero Coupon	30.873%	December 11, 1985	December 11, 2005	300,000,000	300,000,000	194,439,043
ChF 1,000,000,000	3.500%	102.900%	September 25, 1998	September 25, 2008	1,000,000,000	1,000,000,000	648,130,145
ChF 1,500,000,000	3.125%	99.825%	January 15, 1999	July 15, 2010	1,500,000,000	1,500,000,000	972,195,217
ChF 1,000,000,000	3 mth libor – 0.1%	100.060%	March 24, 2000	March 24, 2005	1,000,000,000	1,000,000,000	648,130,145
ChF 1,000,000,000	3.625%	100.820%	January 10, 2001	January 10, 2006	1,000,000,000	1,000,000,000	648,130,145
ChF 1,000,000,000	3.000%	100.180%	February 11, 2002	August 11, 2006	1,000,000,000	1,000,000,000	648,130,145
ChF 1,000,000,000	2.000%	100.470%	January 30, 2003	April 30, 2009	1,000,000,000	1,000,000,000	648,130,145
ChF 1,000,000,000	1.250%	99.775%	August 11, 2003	February 9, 2007	1,000,000,000	1,000,000,000	648,130,145
ChF 1,000,000,000	1.750%	100.090%	February 3, 2004	March 3, 2008	1,000,000,000	1,000,000,000	648,130,145
ChF 1,000,000,000	2.750%	100.625%	July 1, 2004	July 1, 2011	1,000,000,000	1,000,000,000	648,130,145

Pounds Sterling(4)
£400,000,000	10.500%	100.875%	April 28, 1989	April 28, 2014	400,000,000	400,000,000	567,335,650
£1,500,000,000	6.000%	98.565%	August 4, 1998	August 4, 2028	1,500,000,000	1,500,000,000	2,127,508,687
£105,000,000	6mth libor – 0.3%	99.700%	May 2, 2000	May 2, 2005	105,000,000	105,000,000	148,925,608
£600,000,000	3mth libor - 0.15%	100.000%	March 5, 2003	March 5, 2008	600,000,000	600,000,000	851,003,475
£250,000,000	5.25%	99.476%	July 29, 2004	December 7, 2034	250,000,000	250,000,000	354,584,781

Norwegian Kroners(5)
NOK 2,000,000,000	6.150%	100.000%	September 25, 2002	September 25, 2012	2,000,000,000	2,000,000,000	242,821,587
NOK 2,000,000,000	4.34%	100.000%	June 23, 2003	June 23, 2015	2,000,000,000	2,000,000,000	242,821,587

Japanese Yen(6)
¥125,000,000,000	5.500%	100.000%	December 15, 1994	December 15, 2014	125,000,000,000	125,000,000,000	895,094,880
¥225,000,000,000	3.750%	100.000%	June 8, 1995	June 8, 2005	225,000,000,000	225,000,000,000	1,611,170,784
¥125,000,000,000	4.500%	100.000%	June 8, 1995	June 8, 2015	125,000,000,000	125,000,000,000	895,094,880
¥150,000,000,000	3.800%	100.000%	April 4, 1996	March 27, 2008	150,000,000,000	150,000,000,000	1,074,113,856
¥100,000,000,000	3.700%	100.000%	November 14, 1996	November 14, 2016	100,000,000,000	100,000,000,000	716,075,904
¥100,000,000,000	3.450%	99.800%	March 24, 1997	March 24, 2017	100,000,000,000	100,000,000,000	716,075,904
¥100,000,000,000	1.800%	99.882%	February 23, 2000	February 23, 2010	100,000,000,000	100,000,000,000	716,075,904
¥100,000,000,000	0.375%	99.936%	October 10, 2001	October 10, 2006	100,000,000,000	100,000,000,000	716,075,904
¥100,000,000,000	0.375%	99.800%	April 2, 2002	October 10, 2006	100,000,000,000	100,000,000,000	716,075,904
¥100,000,000,000	0.650%	99.995%	April 14, 2004	March 20, 2009	100,000,000,000	100,000,000,000	716,075,904

Australian Dollar(7)
A$1,000,000,000	5.88%	99.803%	February 27, 2004	August 14, 2008	1,000,000,000	1,000,000,000	572,770,491

TOTAL OUTSTANDING							75,262,506,566	(8)

(1)	U.S. dollar amounts have been converted into euro at $1.3621/€1.00, the exchange rate prevailing at December 31, 2004.

(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies where converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Swiss Franc amounts have been converted into euro at ChF1.5429/€1.00, the exchange rate prevailing at December 31, 2004.

(4)	Pounds Sterling amounts have been converted into euro at £0.70505/€1.00, the exchange rate prevailing at December 31, 2004.

(5)	Norwegian Kroner amounts have been converted into euro at NOK8.2365/€1.00, the exchange rate prevailing at December 31, 2004.

(6)	Japanese Yen amounts have been converted into euro at ¥139.65/€1.00, the exchange rate prevailing at December 31, 2004.

(7)	Australian Dollar amounts have been converted into euro at A$1.7459/€1.00, the exchange rate prevailing at December 31, 2004.

(8)	Italy often enters into swap agreements in the ordinary course of the management of its debt. The total amount shown above does not give effect to these arrangements. The following table summarizes the effects on the Treasury’s external bonds after giving effect to currency swaps. Total external bonds before and after swap do not include US$989 million of debt originally incurred outside Italy by FS and assumed by the Treasury by law in 1996.

	As of December 31, 2004
Currency	Before Swap	After Swap
US Dollars	47.41%	6.03%
Euro	25.71%	70.80%
Swiss Francs	8.44%	8.60%
Pounds Sterling	5.38%	3.40%
Norwegian Kroner	0.65%	0.00%
Japanese Yen	11.66%	11.20%
Australian Dollar	0.76%	0.00%
Total External Bonds (in millions of Euro)	€75,263	€85,262

Source: Ministry of Economy and Finance